    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 2002
                                                      REGISTRATION NO. 333-89604
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------


                               AMENDMENT NO. 1 TO


                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                            PRIDE INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                         5847 SAN FELIPE, SUITE 3300                      76-0069030
  (State or other jurisdiction of                  HOUSTON, TEXAS 77057                      (I.R.S. Employer
   incorporation or organization)                     (713) 789-1400                        Identification No.)
                                       (Address, including zip code, and telephone
                                             number, including area code, of
                                        registrant's principal executive offices)

                                   ----------

                                ROBERT W. RANDALL
                       VICE PRESIDENT AND GENERAL COUNSEL
                            PRIDE INTERNATIONAL, INC.
                           5847 SAN FELIPE, SUITE 3300
                              HOUSTON, TEXAS 77057
                                 (713) 789-1400
                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)

                                    COPY TO:
                                 TULL R. FLOREY
                               BAKER BOTTS L.L.P.
                              2900 ONE SHELL PLAZA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.



                   SUBJECT TO COMPLETION DATED AUGUST 28, 2002


PROSPECTUS


                                  $300,000,000
                    2 1/2% Convertible Senior Notes Due 2007
                                       and
               Common Stock Issuable Upon Conversion of the Notes

     This prospectus relates to $300,000,000 aggregate principal amount of our 2 1/2% Convertible Senior Notes Due 2007. We originally issued and sold the notes to Deutsche Banc Alex. Brown in a private placement in March 2002. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of the notes.


     The notes are convertible into shares of our common stock at any time on or prior to the maturity date of the notes, unless previously redeemed or repurchased, at an initial conversion rate of 60.5694 shares per $1,000 principal amount. This conversion rate is subject to adjustment under the terms of the notes and initially represents a conversion price of $16.51 per share. Our common stock is traded on the New York Stock Exchange under the symbol "PDE." On August 27, 2002, the last reported sale price of our common stock was $13.95 per share.


     We will pay interest on the notes on March 1 and September 1 of each year. The first interest payment will be made on September 1, 2002. The notes will mature on March 1, 2007.

     We may redeem some or all of the notes at any time on or after March 4, 2005 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest. We may redeem some or all of the notes at any time prior to March 4, 2005 at 100% of the principal amount, plus accrued and unpaid interest and an amount equal to 7.5% of the principal amount, less the amount of any interest actually paid on the notes on or prior to the redemption date, if:

     o the closing price of our common stock has exceeded 150% of the price per share of common stock corresponding to the conversion rate then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the redemption notice; and

     o the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes, of which this prospectus is a part, is effective and available for use and is expected to remain effective and available for use for 30 days following the redemption date if the notes to be redeemed have not been sold under Rule 144 of the Securities Act of 1933 or under the shelf registration statement and may not be sold under Rule 144(k).

     Holders may require us to repurchase the notes if we experience a change of control at 100% of the principal amount, plus accrued and unpaid interest to the date of repurchase.

     The notes are our senior unsecured obligations and rank equally with all our other senior unsecured debt. The notes are effectively subordinated to all our existing and future secured debt, to the existing and future debt of our subsidiaries that do not guarantee the notes and to the existing and future secured debt of any subsidiaries that guarantee the notes.


     INVESTING IN THE NOTES AND THE COMMON STOCK ISSUABLE UPON THEIR CONVERSION INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this prospectus is August 29, 2002.

     YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANY PERSON (INCLUDING ANY SALESMAN OR BROKER) TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE ON THE FRONT OF THAT DOCUMENT AND THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

                                TABLE OF CONTENTS


                                                                                                                PAGE
                                                                                                                ----

Summary..........................................................................................................  3
Risk Factors.....................................................................................................  6
Forward-Looking Information...................................................................................... 11
Use of Proceeds.................................................................................................. 12
Ratio of Earnings to Fixed Charges............................................................................... 12
Price Range of Common Stock and Dividend Policy.................................................................. 12
Description of Notes............................................................................................. 13
Description of Capital Stock..................................................................................... 41
Selling Security Holders......................................................................................... 46
Certain United States Federal Income Tax Consequences............................................................ 49
Plan of Distribution............................................................................................. 55
Legal Matters.................................................................................................... 57
Experts.......................................................................................................... 57
Independent Accountants.......................................................................................... 57
Where You Can Find More Information.............................................................................. 57

                                     SUMMARY

     The following summary should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully read this prospectus and the documents we incorporate by reference to fully understand the terms of the notes as well as the tax and other considerations that are important to you in making a decision about whether to invest in the notes and the common stock issuable upon their conversion. In this prospectus, we refer to Pride International, Inc. and its subsidiaries as "we," "us" or "Pride," unless we specifically indicate otherwise or the context clearly indicates otherwise.

                                   ABOUT PRIDE


     Pride is a leading international provider of contract drilling and related services, operating both offshore and on land. As of August 8, 2002, we operated a global fleet of 328 rigs, including two ultra-deepwater drillships, 12 semisubmersible rigs, 35 jackup rigs, 29 tender-assisted, barge and platform rigs and 250 land-based drilling and workover rigs. We operate in more than 30 countries and marine provinces. We are a Delaware corporation with our principal executive offices located at 5847 San Felipe, Suite 3300, Houston, Texas 77057. Our telephone number at such address is (713) 789-1400.




                                  THE OFFERING

Securities Offered..............................  $300,000,000 aggregate principal amount of 2 1/2% Convertible
                                                  Senior Notes Due 2007.

Maturity Date...................................  March 1, 2007.

Ranking.........................................  The notes rank senior in right of payment to all of our existing and future subordinated indebtedness and rank equal in right of payment to all of our existing and future senior unsecured indebtedness.  The notes are effectively subordinated to all our existing and future secured debt, to the existing and future debt of our subsidiaries that do not guarantee the notes and to the existing and future secured debt of any subsidiaries that
                                                  guarantee the notes.

                                                  We are not restricted by the notes from incurring indebtedness, and we and our subsidiaries have significant ability to incur liens.

                                                  In the circumstances described under "Description of Notes --
                                                  Limitation on Non-Guarantor Subsidiaries," some of our subsidiaries, upon the incurrence of significant indebtedness, may be required to guarantee the notes; however, our subsidiaries may incur substantial indebtedness without guaranteeing the notes. We currently expect that there will be no subsidiary guarantors.

Interest........................................  2 1/2% per annum on the principal amount.

Interest Payment Dates..........................  March 1 and September 1 of each year, commencing September 1, 2002.

Conversion Rights...............................  Holders may convert some or all of their notes at any time on or prior to the maturity date of the notes at an initial conversion rate of 60.5694 shares of common stock per $1,000 principal amount of notes. The initial conversion rate is equivalent to a
                                                  conversion price of $16.51 per share. The conversion rate is subject to adjustment in certain circumstances. See "Description of Notes -- Conversion Rights."

Sinking Fund....................................  None.

Optional Redemption.............................  We may redeem some or all of the notes at any time on or after
                                                  March 4, 2005 at the redemption prices set forth in this
                                                  prospectus, plus accrued and unpaid interest.  We may redeem some or all of the notes at any time prior to March 4, 2005 at 100% of the principal amount, plus accrued and unpaid interest and an amount equal to 7.5% of the principal amount, less the amount of any interest actually paid on the notes on or prior to the redemption date, if:

                                                       o    the closing price of our common stock has exceeded 150%
                                                            of the price per share of common stock corresponding to
                                                            the conversion rate then in effect for at least 20
                                                            trading days within a period of 30 consecutive trading
                                                            days ending on the trading day prior to the date of
                                                            mailing of the redemption notice; and

                                                       o    the shelf registration statement covering resales of the
                                                            notes and the common stock issuable upon conversion of
                                                            the notes, of which this prospectus is a part, is
                                                            effective and available for use and is expected to
                                                            remain effective and available for use for the 30 days
                                                            following the redemption date if the notes to be
                                                            redeemed have not been sold under Rule 144 of the
                                                            Securities Act of 1933 or under the shelf registration
                                                            statement and may not be sold under Rule 144(k).

Repurchase Right of Holders Upon a Change in
Control.........................................  If we experience a change in control, you will have the right to require us to repurchase your notes at a purchase price equal to
                                                  100% of the principal amount, plus accrued and unpaid interest to the date of repurchase.  The purchase price is payable in cash.
                                                  See "Description of Notes -- Repurchase at Option of the Holder
                                                  upon a Change in Control."

Covenants and Cross Default to Other
Indebtedness....................................  The notes have been issued under an indenture supplement that limits our ability and the ability of our subsidiaries to incur liens and engage in sale/leaseback transactions and limits the ability of our subsidiaries to incur debt without guaranteeing the notes.  In addition, an event of default with respect to the notes will occur upon the failure to pay, or the acceleration of, more than $10 million of certain of our or our subsidiaries'
                                                  outstanding indebtedness.

                                                  The restriction on the ability of our subsidiaries to incur debt without guaranteeing the notes will be suspended (and any
                                                  then-existing subsidiary guarantees will be released) during periods when the notes are rated investment grade by both
                                                  Standard & Poor's Ratings Services and Moody's Investor Services,
                                                  Inc.

Form and Denomination of Notes..................  The notes are represented by one or more global notes in fully registered form, without coupons, deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust
                                                  Company.  Beneficial interests in the global note are shown on, and transfers of the global note will be effected only through, records maintained by DTC and its participants.  See "Description of Notes -- Book-Entry, Delivery and Form."

Use of Proceeds.................................  We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes.  See "Use of Proceeds."

Listing.........................................  The notes sold to qualified institutional buyers are eligible for trading in the PORTAL market; however, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market.  We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.  Our common stock is traded on the New York Stock Exchange under the symbol "PDE."


                                  RISK FACTORS


     You should read the "Risk Factors" section beginning on page 6 of this prospectus so that you understand the risks associated with an investment in the notes and the common stock issuable upon their conversion.

                                  RISK FACTORS

     Before making an investment decision, you should carefully consider all the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the risk factors described below. In addition, please read "Forward-Looking Information," where we describe additional uncertainties associated with our business and the forward-looking statements in this prospectus.

OUR BUSINESS DEPENDS ON THE LEVEL OF ACTIVITY IN THE OIL AND GAS INDUSTRY, WHICH IS SIGNIFICANTLY AFFECTED BY VOLATILE OIL AND GAS PRICES.

     The profitability of our operations depends upon conditions in the oil and gas industry and, specifically, the level of exploration and production expenditures of oil and gas company customers. The oil and gas industry is cyclical. The demand for contract drilling and related services is directly influenced by many factors beyond our control, including:

     o    oil and gas prices and expectations about future prices;

     o    the cost of producing and delivering oil and gas;

     o    government regulations;

     o    local and international political and economic conditions;

     o    the ability of the Organization of Petroleum Exporting Countries
          (OPEC) to set and maintain production levels and prices;

     o    the level of production by non-OPEC countries; and

     o the policies of various governments regarding exploration and development of their oil and gas reserves.

     Depending on the market prices of oil and gas, companies exploring for oil and gas may cancel or curtail their drilling programs, thereby reducing demand for drilling services. Such a reduction in demand may erode daily rates and utilization of our rigs, negatively impacting our financial results.

     Utilization rates and dayrates are also affected by the total supply of comparable rigs available for service in the geographic markets in which we compete. Short-term improvements in demand in a geographic market may cause our competitors to respond by moving competing rigs into the market, thus intensifying price competition. Significant new rig construction could also intensify price competition. In the past, there have been prolonged periods of rig oversupply with correspondingly depressed utilization and dayrates largely due to earlier, speculative construction of new rigs. Improvements in dayrates and expectations of longer-term, sustained improvements in utilization rates and dayrates for offshore drilling rigs may cause our competitors to construct new rigs, which could adversely affect our business.

INTERNATIONAL EVENTS MAY HURT OUR OPERATIONS.


     We derive a significant portion of our revenues from international operations. During the first half of 2002, we derived approximately 44% of our revenues from operations in countries within South America and approximately 45% of our revenues from operations in other countries outside the United States. Our operations in these areas are subject to the following risks, among others:


     o    foreign currency fluctuations and devaluation;

     o    new economic policies;

     o    restrictions on currency repatriation;

     o    political instability; and

     o    war and civil disturbances.





     We attempt to limit the risks of currency fluctuation and restrictions on currency repatriation by obtaining contracts providing for payment in U.S. dollars or freely convertible foreign currency. To the extent possible, we limit our exposure to potentially devaluating currencies by matching the acceptance of local currencies to our expense requirements in those currencies. Although we have done this in the past, we may not be able to take these actions in the future, thereby exposing us to foreign currency fluctuations that could have a material adverse effect upon our results of operations and financial condition. In addition, although foreign exchange in the countries where we operate is generally carried out on a free-market basis, there is no assurance that local monetary authorities in these countries will not, in the future, implement exchange controls or other economic measures that would adversely affect our right to receive payments or to otherwise conduct business in these countries.

     During 2001 and the first half of 2002, approximately 25% and 15%, respectively, of our consolidated revenues were derived from our land-based drilling, workover and E&P services operations in Argentina, which is experiencing a political and economic crisis that has resulted in significant changes in its general economic policies and regulations. Since the fourth quarter of 2001, new economic measures have been adopted by the Argentine government, including abandoning the country's fixed dollar-to-peso exchange rate, requiring private sector, dollar-denominated loans and contracts to be paid in pesos, placing restrictions on the convertibility of the Argentine peso and imposing a 20% tax on oil exports. As a result, we have experienced reduced activity in our Argentine operations during the first half of 2002, which has adversely affected our international land and E&P services segments. In addition, the Argentine dollar has continued to decline in value against the U.S. dollar. The devaluation, coupled with the mandatory conversion of dollar-based loans and contracts to peso-based, has severely pressured our dollar cash margins. Our operations could continue to be adversely affected by economic and political developments in Argentina.


     From time to time, certain of our foreign subsidiaries operate in countries that are subject to sanctions and embargoes imposed by the U.S. government and the United Nations. Although these sanctions and embargoes do not prohibit those subsidiaries from completing existing contracts or from entering into new contracts to provide drilling services in such countries, they do prohibit us and our domestic subsidiaries, as well as employees of our foreign subsidiaries who are U.S. citizens, from participating in or approving any aspect of the business activities in those countries. These constraints on our ability to have U.S. persons, including our senior management, provide managerial oversight and supervision may adversely affect the financial or operating performance of such business activities.

     Our international operations are also subject to other risks, including foreign monetary and tax policies, expropriation, nationalization and nullification or modification of contracts. Additionally, our ability to compete in international contract drilling markets may be adversely affected by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, our foreign subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to us.

OUR CUSTOMERS MAY SEEK TO CANCEL OR RENEGOTIATE SOME OF OUR DRILLING CONTRACTS DURING PERIODS OF DEPRESSED MARKET CONDITIONS OR IF WE EXPERIENCE OPERATIONAL DIFFICULTIES.

     During depressed market conditions, a customer may no longer need a rig that is currently under contract or may be able to obtain a comparable rig at a lower daily rate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, our customers may seek to terminate existing contracts if we experience operational problems. The deepwater markets in which we operate require the use of floating rigs with sophisticated positioning, subsea and related systems designed for drilling in deep water. If this equipment fails to function properly, the rig cannot engage in drilling operations, and customers may have the right to terminate the drilling contracts. The likelihood that a customer may seek to terminate a contract for operational difficulties is increased during periods of market weakness. The cancellation of a number of our drilling contracts could adversely affect our results of operations.

WE MAY BE CONSIDERED HIGHLY LEVERAGED. OUR SIGNIFICANT DEBT LEVELS AND DEBT AGREEMENT RESTRICTIONS MAY LIMIT OUR FLEXIBILITY IN OBTAINING ADDITIONAL FINANCING AND IN PURSUING OTHER BUSINESS OPPORTUNITIES.


     As of June 30, 2002, we had approximately $1.9 billion in long-term debt and capital lease obligations. The level of our indebtedness will have several important effects on our future operations, including:


     o a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes;

     o covenants contained in our existing debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business and may limit our ability to dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities; and

     o our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited.

     Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control.

THE NOTES ARE OUR SENIOR UNSECURED OBLIGATIONS. AS SUCH, THE NOTES ARE EFFECTIVELY SUBORDINATED TO ALL OUR EXISTING AND FUTURE SECURED DEBT, TO ALL DEBT OF OUR SUBSIDIARIES THAT DO NOT GUARANTEE THE NOTES AND TO THE EXISTING AND FUTURE SECURED DEBT OF ANY SUBSIDIARIES THAT GUARANTEE THE NOTES.

     The notes constitute our senior indebtedness and rank equally with all of our unsecured and unsubordinated indebtedness, senior to our subordinated indebtedness and effectively subordinated to our secured indebtedness with respect to the assets securing that indebtedness. If we are involved in any dissolution, liquidation or reorganization, our secured debt holders would be paid before you receive any amounts due under the notes to the extent of the value of the assets securing their debt. In that event, you may not be able to recover any principal or interest you are due under the notes.

     We currently conduct our operations through both U.S. and foreign subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, distributions or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. In addition, holders of the notes will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries that do not guarantee the notes and to all secured creditors of our subsidiaries, whether or not they guarantee the notes, with respect to the assets securing the claims of those secured creditors.


     We are not restricted by the notes from incurring indebtedness, and our subsidiaries may incur significant indebtedness without guaranteeing the notes. In addition, we and our subsidiaries have significant ability to incur liens. Based on our June 30, 2002 balance sheet, our subsidiaries would have been able to incur in excess of $870 million of additional indebtedness, and we and our subsidiaries would have been able to incur new liens to secure indebtedness in excess of $860 million. As of June 30, 2002, we had outstanding $1,039.7 million of unsecured and unsubordinated indebtedness, no secured indebtedness and $136.1 million of subordinated indebtedness, and our subsidiaries had outstanding $16.9 million of unsecured and unsubordinated indebtedness, $718.0 million of secured indebtedness and no subordinated indebtedness.


FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID SUBSIDIARY GUARANTEES.

     The indenture governing the notes does not require any subsidiary to guarantee the notes unless that subsidiary incurs significant indebtedness as described under "Description of Notes -- Limitation on Non-Guarantor Subsidiaries." We currently expect that there will be no subsidiary guarantors. Various fraudulent conveyance laws have been enacted for the protection of creditors, and a court may use these laws to subordinate or avoid any subsidiary guarantee that may be delivered in the future. A court could avoid or subordinate a subsidiary guarantee in favor of that subsidiary guarantor's other creditors if the court found that either:

     o the guarantee was incurred with the intent to hinder, delay or defraud any present or future creditor or the subsidiary guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others; or

     o the subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing its subsidiary guarantee;

and, in either case, the subsidiary guarantor, at the time it issued the subsidiary guarantee:

     o was insolvent or rendered insolvent by reason of the issuance of the subsidiary guarantee;

     o was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital; or

     o intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

     Among other things, a legal challenge of the subsidiary guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the subsidiary guarantor as a result of our issuance of the notes or the delivery of the subsidiary guarantee. To the extent the subsidiary guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would cease to have any claim against that subsidiary guarantor and would be solely creditors of the parent company and of any subsidiary guarantors whose subsidiary guarantees were not avoided or held unenforceable. In that event, the claims of the holders of the notes against the issuer of an invalid subsidiary guarantee would be subject to the prior payment of all liabilities of that subsidiary guarantor.

WE MAY NOT BE ABLE TO PURCHASE THE NOTES OR OUR OTHER OUTSTANDING DEBT SECURITIES WHEN WE ARE REQUIRED TO DO SO.


     On January 16, 2003, January 16, 2005, January 16, 2007, January 16, 2009
and January 16, 2016, each holder of our Zero Coupon Convertible Senior Debentures Due 2021, of which $128.9 million accreted amount was outstanding at June 30, 2002, has the right to require us to purchase all or any part of that holder's debentures for cash. In addition, each holder of our Zero Coupon Convertible Subordinated Debentures Due 2018, of which $136.1 million accreted amount was outstanding at June 30, 2002, has the right to require us to purchase those notes on April 24, 2003, April 24, 2008 and April 24, 2013. We will have the option to pay the purchase price of the 2018 debentures in cash or common stock. In connection with specified change in control events, we may be required to purchase for cash approximately $1,090.0 million of our outstanding debt securities, including the notes offered by this prospectus, based on our June 30, 2002 balance sheet. Prior to purchasing these debt securities as specified above, we may be required to obtain consents from the lenders under our other debt arrangements to permit the repurchase. If we cannot purchase that debt or obtain the consents necessary under those debt arrangements, we may not be able to purchase the notes. Also, we may not have sufficient funds available or be able to obtain the financing necessary to make any of the debt payments, including purchases of the notes, described above.


     If we are required to purchase the notes and do not have the funds or financing available to make the debt payments, including purchases of the notes, an event of default would be triggered under the indenture governing the notes and certain other debt instruments. Each of these defaults could have a material adverse effect on us and the holders of the notes.

WE ARE SUBJECT TO HAZARDS CUSTOMARY IN THE OILFIELD SERVICE INDUSTRY AND TO THOSE MORE SPECIFIC TO MARINE OPERATIONS. WE MAY NOT HAVE INSURANCE TO COVER ALL THESE HAZARDS.

     Our operations are subject to the many hazards customary in the oilfield services industry. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on site or during mobilization, such as capsizing, sinking and damage from severe weather conditions. In certain instances, we are required by contract to indemnify customers or others.


     We maintain insurance for injuries to our employees and other insurance coverage for normal business risks, including general liability insurance. Although we believe our current insurance coverage to be adequate and in accordance with industry practice against normal risks in our operations, any insurance protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. The occurrence of a significant event against which we are not fully insured, or of a number of lesser events against which we are insured, but subject to substantial deductibles, could materially and adversely affect our operations and financial condition. Moreover, the September 11, 2001 terrorist attacks in the United States have significantly increased premiums for some types of coverage. We may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable.


FAILURE TO RETAIN KEY PERSONNEL COULD HURT OUR OPERATIONS.

     We require highly skilled personnel to operate and provide technical services and support for our drilling units. To the extent demand for drilling services and the size of the worldwide industry fleet increase, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in staffing rigs.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL LIABILITIES MAY ADVERSELY AFFECT OUR OPERATIONS.

     Many aspects of our operations are subject to numerous governmental regulations that may relate directly or indirectly to the contract drilling and well servicing industries, including those relating to the protection of the environment. We have spent and will continue to spend material amounts to comply with these regulations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental damage without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on us. In addition, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas could have a material adverse effect on our operations by limiting future contract drilling opportunities.

AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP.

         There is currently no public market for the notes. Although the notes sold to qualified institutional buyers under Rule 144A are eligible for trading in the PORTAL market, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. As a result, there may be a limited market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, we cannot predict whether an active trading market for the notes will develop or be sustained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. If an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price of the notes. In addition, the market price for the notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

                           FORWARD-LOOKING INFORMATION

     This prospectus, including the information we incorporate by reference, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this prospectus or the documents we incorporate by reference that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:

     o future capital expenditures and investments in the construction, acquisition and refurbishment of rigs (including the amount and nature thereof and the timing of completion thereof);

     o    repayment of debt;

     o market conditions, expansion and other development trends in the contract drilling industry;

     o    business strategies;

     o    expansion and growth of operations;

     o    utilization rates and contract rates for rigs;

     o    completion and employment of rigs under construction; and

     o    future operating results and financial condition.

     We have based these statements on assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe were appropriate in the circumstances when the statements were made. These statements are subject to a number of assumptions, risks and uncertainties, including those described under "Risk Factors" and in our SEC filings and the following:

     o    general economic and business conditions;

     o    prices of oil and gas and industry expectations about future prices;

     o    foreign exchange controls and currency fluctuations;

     o    political stability in the countries in which we operate;

     o the business opportunities (or lack thereof) that may be presented to and pursued by us; and

     o    changes in laws or regulations.

     Most of these factors are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in these statements. We will not update these statements unless the securities laws require us to do so.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon their conversion.

                       RATIO OF EARNINGS TO FIXED CHARGES

     We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown.


                                                                                  YEARS ENDED DECEMBER 31,
                                                SIX MONTHS ENDED         ------------------------------------------
                                                  JUNE 30, 2002          2001      2000     1999     1998      1997
                                                ----------------         ----      ----     ----     ----      ----

Ratio of earnings to fixed charges.....               1.1x               2.0x      1.7x      --      3.7x      6.5x


     We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, "earnings" consist of earnings before income taxes plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense, capitalized interest and that portion of operating lease rental expense we have deemed to represent the interest factor. For the year ended December 31, 1999, earnings were inadequate to cover fixed charges by $118.9 million.


                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is listed on the New York Stock Exchange under the symbol "PDE." The following table presents the range of high and low quarterly sales prices of our common stock since January 1, 2001.


                                                                                    PRICE
                                                                             -------------------
                                                                               HIGH        LOW
                                                                             --------   --------
                  2001
                  First Quarter........................................      $  29.30   $  19.25
                  Second Quarter.......................................         32.66      18.57
                  Third Quarter........................................         19.53       9.68
                  Fourth Quarter.......................................         15.60       9.82
                  2002
                  First Quarter........................................         16.25      11.70
                  Second Quarter.......................................         19.70      15.00
                  Third Quarter (through August 27)....................         15.66      10.80


     We have not paid any cash dividends on our common stock since becoming a publicly held corporation in September 1988. We currently have a policy of retaining all available earnings for the development and growth of our business and do not anticipate paying dividends on our common stock at any time in the foreseeable future. Our ability to pay cash dividends in the future is restricted by our existing financing arrangements. The desirability of paying such dividends could also be materially affected by U.S. and foreign tax considerations.

                              DESCRIPTION OF NOTES

     We issued the notes under an Indenture dated as of May 1, 1997 between us and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee, as previously supplemented and as further supplemented by a Fifth Supplemental Indenture. The following description is only a summary of the material provisions of the indenture, the notes and the registration rights agreement. This description is not complete. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because those documents, and not this description, define your rights as holders of the notes. You may request copies of those documents by writing or telephoning us at our address shown under the caption "Where You Can Find More Information." The terms of the indenture include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. In addition to the notes, our 9 3/8% Senior Notes due 2007, 10% Senior Notes due 2009 and Zero Coupon Convertible Senior Debentures Due 2021 have been issued and are outstanding under the indenture.

     For purposes of this section, references to "we," "us," "our," "our company" and "Pride" refer only to Pride International, Inc. and not its subsidiaries, unless the context clearly indicates otherwise. We have used in this summary description capitalized and other terms that we have defined below under "-- Glossary."

GENERAL

     The notes mature on March 1, 2007 and bear interest at 2 1/2% per year. The notes are limited in aggregate principal amount to $300 million and are our unsecured general obligations. We:

     o will pay interest semiannually in arrears on March 1 and September 1 of each year, commencing September 1, 2002;

     o will pay interest to the person in whose name a note is registered at the close of business on the February 15 or August 15 immediately preceding the interest payment date (whether or not that day is a business day and even if the interest payment date is a redemption date or Change in Control Purchase Date);

     o will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

     o will make payments on the notes at the office or agency maintained by us in the Borough of Manhattan in the city of New York, which will initially be the office of the trustee; and

     o may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.

     You are not afforded protection under the indenture in the event of a highly leveraged transaction, a decline in our credit rating or, except to the extent described below under "-- Repurchase at Option of the Holder upon a Change in Control," a change in control of our company. In addition, we are not restricted by the notes from paying dividends or issuing or repurchasing our securities.

     The notes will be issued only in fully registered book-entry form, without coupons, in denominations of $1,000 in principal amount or integral multiples thereof. See "-- Book-Entry, Delivery and Form" and "-- Certificated Notes." Holders of notes in certificated form may present notes for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the security registrar. The conversion agent and security registrar initially will be the trustee. We will not charge a service charge for any registration of transfer or exchange of notes, but we may require holders to pay a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with any transfer or exchange.

RANKING

     The notes constitute our senior Indebtedness and rank equally with all of our unsecured and unsubordinated Indebtedness, senior to our subordinated Indebtedness and effectively subordinated to our secured Indebtedness with respect to the assets securing that Indebtedness.

     We currently conduct our operations through both U.S. and foreign subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, distributions or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. In addition, holders of the notes will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries that do not guarantee the notes and to all secured creditors of our subsidiaries, whether or not they guarantee the notes, with respect to the assets securing the claims of those secured creditors.


     We are not restricted by the notes from incurring Indebtedness, and our subsidiaries may incur significant Indebtedness without guaranteeing the notes. In addition, we and our subsidiaries have significant ability to incur Liens. Based on our June 30, 2002 balance sheet, our subsidiaries would have been able to incur in excess of $870 million of additional Indebtedness, and we and our subsidiaries would have been able to incur new Liens to secure Indebtedness in excess of $860 million. As of June 30, 2002, we had outstanding $1,039.7 million of unsecured and unsubordinated Indebtedness, no secured Indebtedness and $136.1 million of subordinated Indebtedness, and our subsidiaries had outstanding $16.9 million of unsecured and unsubordinated Indebtedness, $718.0 million of secured Indebtedness and no subordinated Indebtedness.


SUBSIDIARY GUARANTEES OF NOTES

     Under the circumstances described below, our payment obligations under the notes may in the future be jointly and severally guaranteed by our existing or future Subsidiaries as subsidiary guarantors. We currently expect that there will be no subsidiary guarantors. Although the indenture does not contain any requirement that any Subsidiary initially execute and deliver a subsidiary guarantee, covenants described below may require a Subsidiary in the future to execute and deliver a subsidiary guarantee prior to its incurrence of certain Indebtedness, including any guarantee of our other Indebtedness. See "-- Limitation on Non-Guarantor Subsidiaries."

     Under its subsidiary guarantee, each subsidiary guarantor will guarantee, jointly and severally, to each holder and the trustee, the full and prompt performance of our obligations under the indenture and the notes, including the payment of principal of (or premium, if any, on) and interest, if any, on the notes.

     The subsidiary guarantees will be unsecured senior obligations of each subsidiary guarantor and will rank equally in right of payment with all senior Indebtedness of that subsidiary guarantor, senior in right of payment to all Subordinated Indebtedness of that subsidiary guarantor and effectively subordinated to secured Indebtedness of the subsidiary guarantor with respect to the assets securing that Indebtedness.

     The obligations of each subsidiary guarantor will be limited to the maximum amount that will not render that subsidiary guarantor insolvent or leave it with unreasonably small capital under federal or state law, after giving effect to the following: all other Indebtedness of that subsidiary guarantor, the right of the subsidiary guarantor to contribution from other subsidiary guarantors and any other rights the subsidiary guarantor may have.

     Each subsidiary guarantor that makes a payment or distribution under a subsidiary guarantee will be entitled to a contribution from each other subsidiary guarantor in a pro rata amount based on the Adjusted Net Assets of each subsidiary guarantor.

     Each subsidiary guarantor may consolidate with or merge into or sell or otherwise dispose of all or substantially all of its assets to us or another subsidiary guarantor without limitation, except to the extent any transaction is subject to the covenant described below under "Consolidation, Merger and Sale of Assets." Each subsidiary guarantor may consolidate with or merge with or into another entity (whether or not affiliated with the subsidiary guarantor) only if:

     o the surviving entity, if not the subsidiary guarantor, agrees to assume the subsidiary guarantor's subsidiary guarantee and all its obligations under the indenture, except to the extent the subsidiary guarantee and obligations are released as described below; and

     o the transaction does not result in a Default or Event of Default that is continuing.

     A subsidiary guarantor will be released from its subsidiary guarantee and all of its obligations under the indenture upon:

     o the sale or other disposition, by merger or otherwise, of the subsidiary guarantor or all or substantially all of its assets to a person other than us or another subsidiary and in a transaction that is otherwise in compliance with the indenture;

     o    the commencement of an Investment Grade Status Period;

     o the release of all guarantees by the subsidiary guarantor of our Indebtedness and the repayment of all Indebtedness of such Subsidiary other than Permitted Subsidiary Indebtedness; or

     o    the designation of the subsidiary guarantor as a Non-Recourse
          Subsidiary.

Any release pursuant to the first bullet point above will occur, however, only to the extent that all obligations of the subsidiary guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests that secure, our other Indebtedness or other Indebtedness of any other Subsidiary also terminate or are released upon the sale or other disposition.

CONVERSION RIGHTS

     You may convert a note into common stock at any time before the close of business on:

     o    March 1, 2007, if the note is not called for redemption; or

     o the business day prior to the date fixed for redemption, if the note is called for redemption;

but, if you have delivered a notice exercising your option to require us to repurchase a note as a result of a Change in Control, that note may be converted only if the notice is withdrawn as described under "-- Repurchase at Option of the Holder upon a Change in Control." You may convert a portion of a note but only if that portion is $1,000 in principal amount or an integral multiple thereof.

     The initial conversion rate for the notes is 60.5694 shares of common stock per $1,000 principal amount of notes. If you are entitled to a fractional share of common stock, you will receive cash equal to the then current market value of that fractional share based on the Sale Price on the Trading Day immediately preceding the conversion date. The initial conversion rate represents a price of $16.51 per share.

     The conversion rate will be adjusted for:

     o dividends or distributions on common stock payable in common stock or other capital stock of Pride;

     o subdivisions, combinations or certain reclassifications of common stock;

     o distributions to all holders of common stock of certain rights, warrants or options to purchase common stock or securities convertible into common stock for a period expiring within 60 days after the applicable record date for such distribution at a price per share less than the Sale Price at the time of determination;

     o distributions to all holders of common stock of assets or debt securities of Pride or rights, warrants or options to purchase securities of Pride (excluding distributions to which any of the preceding three bullet points apply and cash dividends or other cash distributions from consolidated current net income or retained earnings other than those covered by the immediately following bullet point), except that, in cases where the fair market value (per share of common stock) of the assets, debt securities or rights, warrants or options distributed exceeds the Average Sale Price (as defined in the indenture) less $1.00, there will be no adjustment of the conversion rate but, upon conversion of a note, you will be entitled to receive, in addition to the shares of common stock into which the note is convertible, the kind and amount of assets, debt securities or rights, options or warrants that you would have received as a result of the distribution if you had converted that note immediately prior to the record date for determining the shareholders entitled to receive the distribution;

     o cash distributions to substantially all holders of our common stock that, together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock made within the preceding twelve months, exceeds 12.5% of our aggregate market capitalization on the date of the distribution; and

     o repurchases (including by way of a tender offer) of our common stock which involve an aggregate consideration that, together with:

          o any cash and other consideration payable in respect of repurchases by us or one of our subsidiaries for our common stock concluded within the preceding twelve months; and

          o the amount of any all-cash distributions to all holders of our common stock made within the preceding twelve months;

          exceeds 12.5% of our aggregate market capitalization on the date of the repurchase.

     No adjustment need be made, however:

     o if you may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that our Board of Directors determines to be fair and appropriate;

     o for rights to purchase common stock pursuant to a dividend or interest reinvestment plan sponsored by us;

     o    for changes in the par value of the common stock; or

     o unless the adjustment, together with any other adjustments similarly deferred, equals at least 1% of the then current conversion rate.

In addition, if, as a result of an adjustment, the notes become convertible solely into cash, no subsequent adjustment will be made. The indenture permits us to increase the conversion rate from time to time at our discretion.

     Upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under our rights agreement dated as of September 13, 2001 or under any future rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion, so no adjustment to the conversion rate shall be made if the rights have separated from our common stock.

     If we are party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets otherwise permitted under the terms of the indenture, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets that you would have received if you had converted your notes immediately prior to the transaction.

     To convert a note into common stock, you must complete the procedures required by the indenture for giving notice of conversion and surrendering the note, furnish any required endorsements and transfer documents, pay any transfer or similar taxes and, if required by the immediately following paragraph, pay to us the interest payable on the next interest payment date on the principal amount converted. The date on which all of the foregoing requirements have been satisfied is the conversion date.

     Except that portion of the payment (if applicable) described in the last paragraph under "Optional Redemption of the Notes -- Optional Redemption Before March 4, 2005" constituting accrued and unpaid interest, no holder of notes will be entitled, upon conversion of the notes, to any actual cash payment or adjustment to the shares of common stock into which the notes are convertible on account of accrued and unpaid interest or on account of dividends on shares of common stock issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date, then:

     o notwithstanding such conversion, the interest payable on such interest payment date shall be paid to the holder of the note on the applicable record date; and

     o the converting holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount converted together with the note being surrendered.

The immediately preceding sentence does not apply, however, if the note being surrendered for conversion has been called for redemption on a redemption date within the period between and including the record date for the payment of an installment of interest and the related interest payment date. On conversion of a note, that portion of accrued and unpaid interest attributable to the period from the later of the original date of issuance of the notes and the date on which interest was last paid to the conversion date shall not be cancelled, extinguished or forfeited but rather shall be deemed paid in full to the holder of the note through the delivery of common stock in exchange for the note being converted, and the Fair Market Value of the common stock so delivered shall be treated as issued, to the extent thereof, first in exchange for the interest accrued through the conversion date, and the balance, if any, of such Fair Market Value shall be treated as issued in exchange for the principal amount of the note being converted.

     We will deliver, through the conversion agent as soon as practicable following the conversion date, a certificate for the number of full shares of common stock into which any note is converted and cash in lieu of any fractional share into which that note is converted. That delivery will be deemed to satisfy, as of the conversion date, our obligation to pay the principal amount of the note. For a discussion of the federal income tax treatment of receiving common stock upon conversion, see "Certain United States Federal Income Tax Consequences -- Conversion of the Notes."

     In the event of a taxable distribution to holders of common stock that results in an adjustment of the conversion rate (or in which holders of the notes otherwise participate) or in the event we increase the conversion rate, you may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain United States Federal Income Tax Consequences -- Distributions on Common Stock."

OPTIONAL REDEMPTION OF THE NOTES

     Optional Redemption Before March 4, 2005. Upon not less than 30 days' nor more than 60 days' notice of redemption given by mail to you, we may redeem the notes for cash as a whole at any time, or from time to time in part, prior to March 4, 2005, if:

     o the closing price of our common stock has exceeded 150% of the price per share of common stock corresponding to the conversion rate then in effect for at least 20 Trading Days within a period of 30 consecutive Trading Days ending on the Trading Day prior to the date of mailing of notice of redemption pursuant to this paragraph; and

     o the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes, of which this prospects is a part, is effective and available for use and is expected to remain effective and available for use for the 30 days following the redemption date if the notes to be redeemed have not been sold under Rule 144 of the Securities Act or under the shelf registration statement and may not be sold under Rule 144(k) under the Securities Act or any successor rule or regulation.

     If we choose to redeem any notes pursuant to this paragraph, we will pay you a redemption price equal to:

     o    100% of the principal amount of notes to be redeemed, plus

     o accrued and unpaid interest, if any, to, but excluding, the redemption date, plus

     o an amount equal to 7.5% of the principal amount of notes to be redeemed, less the amount of any interest actually paid on the notes on or prior to the redemption date (including pursuant to the immediately preceding bullet point).

     We will be obligated to make the additional payment provided in the third bullet above on all notes called for redemption, including any notes converted after the notice date and before the redemption date. Except as set forth above, we will not have the option to redeem the notes prior to March 4, 2005.

     Optional Redemption on or After March 4, 2005. On or after March 4, 2005, we may redeem the notes for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60 days' notice of redemption given by mail to you. If we choose to redeem any notes as described in this paragraph, we will pay you the following prices (expressed in percentages of the principal amount), together with accrued and unpaid interest to, but excluding, the date fixed for redemption:


     REDEMPTION PERIOD                                                                 REDEMPTION PRICE
     -----------------                                                                 ----------------
     March 4, 2005 through February 28, 2006.........................                      101.000%

     March 1, 2006 through February 28, 2007.........................                      100.500%

     March 1, 2007...................................................                      100.000%

     Optional Redemption in General. If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by a method that the trustee deems fair and appropriate. If any notes are to be redeemed in part only, new notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

MANDATORY REDEMPTION

     Except as set forth below under "-- Repurchase at Option of the Holder upon a Change in Control," we are not required to make mandatory redemption of, or sinking fund payments with respect to, the notes.

REPURCHASE AT OPTION OF THE HOLDER UPON A CHANGE IN CONTROL

     In the event of any Change in Control of Pride, each holder of notes will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase all or any portion (provided that the principal amount must be $1,000 or an integral multiple thereof) of the holder's notes as of the date that is 35 business days after the occurrence of such Change in Control, which we refer to as the "Change in Control Purchase Date," at a cash price equal to 100% of the outstanding principal amount of those notes plus accrued and unpaid interest, if any, through and including the Change in Control Purchase Date, which we refer to as the "Change in Control Purchase Price."

     Within 15 business days after the Change in Control, Pride will mail to the trustee and to each holder (and to beneficial owners as required by applicable law) a notice regarding the Change in Control, which notice will state, among other things:

     o the date of such Change in Control and, briefly, the events causing such Change in Control,

     o    the date by which the Change in Control Purchase Notice must be given,

     o    the Change in Control Purchase Date,

     o    the Change in Control Purchase Price,

     o    the name and address of the paying agent and the conversion agent,

     o    the conversion rate and any adjustments thereto,

     o that notes with respect to which a Change in Control Purchase Notice is given by the holder may be converted into shares of common stock only if the Change in Control Purchase Notice has been withdrawn by the holder in accordance with the terms of the indenture,

     o    the procedures that holders must follow to exercise these rights,

     o the procedures for withdrawing a Change in Control Purchase Notice, and

     o that holders who want to convert notes must satisfy the requirements set forth in the notes.

We will cause a copy of such notice to be published in a daily newspaper of national circulation.

     To exercise the purchase right, the holder must deliver written notice of the exercise of such right, which we refer to as a "Change in Control Purchase Notice," to the paying agent prior to the close of business on the Change in Control Purchase Date. The Change in Control Purchase Notice must state:

     o the certificate numbers of the notes to be delivered by the holder thereof for purchase by Pride,

     o the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple thereof, and

     o that such notes are to be purchased by Pride pursuant to the applicable provisions of the notes.

     Any Change in Control Purchase Notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Change in Control Purchase Date. The notice of withdrawal must state the principal amount and the certificate numbers of the notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to a Change in Control Purchase Notice.

     Payment of the Change in Control Purchase Price for a note for which a Change in Control Purchase Notice has been delivered and not validly withdrawn is conditioned upon delivery of such note (together with necessary endorsements) to the paying agent at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such note will be made promptly following the later of the business day following the Change in Control Purchase Date and the time of delivery of such note. If the paying agent holds, in accordance with the terms of the indenture, money sufficient to pay the Change in Control Purchase Price of such note on the business day following the Change in Control Purchase Date, then, on and after the Change in Control Purchase Date, such note will cease to be outstanding and interest on such note will cease to accrue and will be deemed paid, whether or not such note is delivered to the paying agent, and all other rights of the holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of such note).

     One of the events that constitutes a Change in Control under the indenture is a sale, conveyance, transfer or lease of all or substantially all of the assets of Pride and its Subsidiaries, taken as a whole. New York law will govern the indenture and the notes, and there is no established quantitative definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if we engaged in a transaction in which we disposed of less than all of our assets, a question of interpretation could arise as to whether that disposition was of "substantially all" of our assets and whether we were required to purchase notes at the option of the holders.

     We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other rules under the Securities Exchange Act of 1934 that may then be applicable to our offer to purchase notes at the option of the holders thereof upon a Change in Control of Pride, and will file a Schedule TO or any other required schedule.

     The Change in Control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of Pride and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of common stock or to obtain control of Pride by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti takeover provisions. The terms of such feature result from negotiations between Pride and the initial purchaser.

     The provisions of the indenture relating to a Change in Control may not afford the holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect holders, if such transaction does not constitute a Change in Control.

     If a Change in Control were to occur, there can be no assurance that we would have funds sufficient to pay the Change in Control Purchase Price for all of the notes that might be delivered by holders seeking to exercise the purchase right, because we might also be required to prepay certain other Indebtedness having change of control provisions in favor of the holders thereof. In addition, our ability to purchase notes with cash may be limited by the terms of our then-existing borrowing agreements.

LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

     We will, and will permit any Subsidiary to, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Lease-Back Transaction only if:

     o the proceeds from the Sale and Lease-Back Transaction are at least equal to the Fair Market Value of the Property being transferred, and

     o we or the Subsidiary would have been permitted to enter into the transaction under the covenant described under the caption "-- Limitation on Liens."

LIMITATION ON LIENS

     We will not, and will not permit any Subsidiary to, create, affirm, incur, assume or suffer to exist any Liens on or with respect to any Property of Pride or that Subsidiary or any interest in that Property or any income or profits from that Property, without effectively securing the notes equally and ratably with (or prior to) any Indebtedness so secured. This restriction will not apply to Permitted Liens.

LIMITATION ON NON-GUARANTOR SUBSIDIARIES

     Subject to the immediately following paragraph, we will not permit any Subsidiary that is not a subsidiary guarantor to incur any Indebtedness, other than Indebtedness of Non-Recourse Subsidiaries and Permitted Subsidiary Indebtedness, unless:

          (1) both

               o such Subsidiary simultaneously executes and delivers a supplemental indenture providing for a subsidiary guarantee of the notes by such Subsidiary; and

               o with respect to any guarantee of our Subordinated Indebtedness by a Subsidiary, any such guarantee will be subordinated to that Subsidiary's guarantee of the notes at least to the same extent as such Subordinated Indebtedness is subordinated to the notes;

          (2) such Subsidiary waives, and agrees not in any manner whatsoever to exercise any right or claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any other Subsidiary as a result of any payment by such Subsidiary under its subsidiary guarantee of the notes until such time as the obligations guaranteed thereby are paid in full; and

          (3) such Subsidiary delivers to the trustee an opinion of independent legal counsel to the effect that such subsidiary guarantee of the notes has been duly executed and authorized and constitutes a valid, binding and enforceable obligation of the Subsidiary, except insofar as enforcement may be:

               o limited by bankruptcy, insolvency or similar laws (including all laws relating to fraudulent transfers); and

               o    subject to general principles of equity.

     If, during any period, the notes achieve and continue to maintain a rating of Baa3 (or the equivalent) or higher by Moody's Investor Services, Inc. and BBB- (or the equivalent) or higher by Standard & Poor's Ratings Services and no Event of Default has occurred and is continuing, which period we call an "Investment Grade Status Period," this covenant will be suspended and will not apply to us and our Subsidiaries during the Investment Grade Status Period. No failure to comply with this covenant by us or any of our Subsidiaries during an Investment Grade Status Period will constitute a default or Event of Default should this covenant be subsequently reinstated.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We will consolidate with or merge into any other entity (other than a merger of a Subsidiary into us in which we are the continuing corporation), or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of our and our Subsidiaries' assets, taken as a whole, to any person, only if:

          (1) either

               o    we are the continuing entity; or

               o the resulting entity is organized under the laws of the United States of America or any State thereof or the District of Columbia, the Bahamas, Barbados, Bermuda, the British Virgin Islands, the Cayman Islands, any of the Channel Islands, France, the Netherlands, or the Netherlands Antilles, and assumes by a supplemental indenture the due and punctual payments on the notes and the performance of our covenants and obligations under the indenture;

          (2) immediately after giving effect to the transaction on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), no Event of Default or event that, after notice or the passage of time or both, would be an Event of Default under the indenture has occurred and is continuing or would result from the transaction; and

          (3) in the event that we or the resulting entity is organized in a jurisdiction other than the United States that is different from the jurisdiction in which the obligor on the notes was organized immediately before giving effect to the transaction:

               o such continuing entity delivers to the trustee an opinion of counsel stating that (a) the obligations of the continuing entity under the indenture are enforceable under the laws of the new jurisdiction of its formation subject to customary exceptions and (b) the holders will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the transaction and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such transaction had not occurred;

               o the continuing entity agrees in writing to submit to jurisdiction and appoints an agent for the service of process, each under terms satisfactory to the trustee; and

               o the board of directors of the continuing entity determines in good faith that such transaction will have no material adverse effect on any holder and a board resolution to that effect is delivered to the trustee.

     This covenant will not apply to any merger of another entity into Pride.

     In connection with any consolidation, merger, asset transfer or other transaction contemplated by this restriction, we will deliver or cause to be delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, asset transfer or transaction and the supplemental indenture in respect thereto comply with the provisions of the indenture and that all conditions precedent in the indenture relating to such transactions have been complied with.

     Upon any transaction of the type described in and effected in accordance with this section, the resulting entity will succeed to and be substituted for and may exercise every right and power of Pride under the indenture and the notes with the same effect as if the resulting entity had been named as Pride in the indenture. When the resulting entity assumes all the obligations and covenants of Pride under the indenture and the notes, except in the case of a lease, we will be relieved of all such obligations.

MODIFICATION AND WAIVER

     We may modify or amend the indenture for purposes of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. Without the consent of each holder of an outstanding note, however, no modification may:

     o change the stated maturity of the principal of, or any installment of interest on, any note;

     o reduce the principal amount of, or the rate of interest or any premium on, any note;

     o change the place of payment where, or the currency in which, the principal of, or any premium or interest on, any note is payable;

     o impair the right to institute suit for the enforcement of any payment on any note;

     o materially and adversely affect the right provided in the indenture to convert any note;

     o subordinate in right of payment, or otherwise subordinate, the notes or any subsidiary guarantee to any other Indebtedness;

     o materially and adversely affect the right provided in the indenture to require us to repurchase notes upon a Change in Control; or

     o reduce the percentage in principal amount of outstanding notes necessary to modify the indenture, to waive compliance with certain provisions or to waive certain defaults.

     We may modify or amend the indenture without the consent of any holders of notes in certain circumstances, including:

     o to add covenants and events of default or to surrender any rights we have under the indenture;

     o    to provide any security for the notes;

     o to provide for the assumption of our obligations under the indenture and the notes by a successor upon any merger, consolidation or asset transfer;

     o to make any change that does not adversely affect the rights of any holder of the notes in any material respect;

     o to facilitate the defeasance or discharge of the notes if that change does not adversely affect the holders of or any other series of debt securities under the indenture in any material respect;

     o    to provide for the acceptance of a successor or another trustee;

     o to cure any ambiguity, omission, defect or inconsistency in the indenture;

     o to add or release any subsidiary guarantor as contemplated under "--Subsidiary Guarantees of the Notes";

     o to release any subsidiary guarantor pursuant to the terms of the indenture other than as contemplated under "--Subsidiary Guarantees of the Notes," provided that it does not adversely affect the interests of the holders in any material respect; or

     o to complete or make provision for certain other matters contemplated by the indenture.

EVENTS OF DEFAULT

     The indenture will provide that, if an Event of Default occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately, except that, in the case of an Event of Default specified in item (e) below, if the Event of Default affects more than one series of debt securities issued under the indenture, the trustee or the holders of at least 25% in aggregate outstanding principal amount of all series are required to make such declaration. In the case of certain events of bankruptcy or insolvency, the principal amount will automatically become immediately due and payable without any declaration or other act on the part of either the trustee or any holder. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the holders of a majority in aggregate principal amount of the outstanding notes or of all the outstanding debt securities issued under the indenture, as applicable, may, under certain circumstances, rescind or annul any such acceleration. Interest shall, to the extent permitted by law, accrue and be payable on demand upon a default in the payment of principal amount, accrued and unpaid interest or any redemption price, Change in Control Purchase Price or shares of common stock to be delivered upon conversion of the notes, and such interest shall be compounded semiannually. The accrual of such interest on overdue amounts shall be in lieu of, and not in addition to, the continued accrual of interest.

     An Event of Default with respect to the notes includes any of the following:

          (a) our failure to pay interest on any note for 30 days;

          (b) our failure to pay principal of or any premium on any note when due;

          (c) our failure to deliver shares of common stock within 10 days when such common stock is required to be delivered upon conversion of a note as provided in the indenture;

          (d) our failure to comply with any of our covenants or agreements contained in "-- Consolidation, Merger or Sale of Assets" and "-- Purchase of Notes at the Option of the Holder upon a Change in Control;"

          (e) the failure in the performance or breach of any covenant or agreement by Pride or any subsidiary guarantor contained in the notes, any subsidiary guarantee of the notes or the indenture (other than a covenant or agreement a default in performance or breach of which is specifically dealt with) for 30 days after written notice has been mailed to Pride or such subsidiary guarantor by the trustee or to Pride or such subsidiary guarantor and the trustee by the holders of at least 25% of the aggregate principal amount of the outstanding notes;

          (f) the failure by Pride or any Subsidiary to pay its Indebtedness (other than Non-Recourse Indebtedness or Limited Recourse Indebtedness) when due within the applicable grace period or the acceleration of any such Indebtedness by the holders thereof and, in either case, the aggregate principal amount of the due and unpaid or accelerated Indebtedness exceeds $10 million;

          (g) any subsidiary guarantee for any reason ceases to be, or is asserted by Pride or any subsidiary guarantor, as applicable, not to be, in full force and effect (except pursuant to the release of any such subsidiary guarantee in accordance with the indenture); and

          (h) events of bankruptcy, insolvency or reorganization involving Pride or any significant subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC as in effect on the original date of issuance of the notes) of Pride.

     If a default or Event of Default occurs, is continuing and is known to the trustee, the trustee will notify the holders of the notes within 90 days after it occurs. The trustee may withhold notice to the holders of the notes of any default or Event of Default, except in any payment on the notes, if the trustee in good faith determines that withholding notice is in the interest of the holders of the notes.

     A holder of a note may pursue any remedy under the indenture only if:

     o the holder has previously given written notice to the trustee of a continuing Event of Default with respect to the notes;

     o the holders of at least 25% in principal amount of the outstanding notes have made written request to the trustee to institute proceedings in the trustee's own name;

     o    the holder has offered the trustee reasonable indemnity;

     o the trustee has failed to act within 60 days after receipt of the notice and indemnity; and

     o during that 60-day period, the holders of a majority in principal amount of the outstanding notes have given no direction inconsistent with the request.

This provision does not, however, affect the right of a holder of any notes to sue for the enforcement of any overdue payment.

     In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless those holders have offered to the trustee reasonable indemnity. Subject to this provision for indemnification, the holders of a majority in principal amount of the outstanding notes generally may direct the time, method and place of:

     o    conducting any proceeding for any remedy available to the trustee; or

     o exercising any trust or power conferred on the trustee with respect to the notes;

except that, in some cases, a majority in principal amount of all outstanding debt securities issued under the indenture is required. If an Event of Default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs.

     The indenture requires us to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in performance.

DEFEASANCE

     The notes are subject to both legal defeasance and discharge and covenant defeasance at our option. However, our obligations with respect to the convertibility of the notes will survive any such action by us. When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee funds or U.S. government securities sufficient to make payments on the notes on the dates those payments are due and payable, then, at our option, either of the following will occur:

     o we will be discharged from our obligations with respect to the notes ("legal defeasance and discharge"); or

     o we will no longer have any obligations under the indenture and the notes ("covenant defeasance"); except for our obligations relating to, among other things:

          o    making payments on the notes,

          o    registration of transfer or exchange of notes,

          o    replacement of stolen, lost or mutilated notes,

          o    maintenance of paying agencies, and

          o    holding of monies for payment in trust.

     We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the notes to recognize income, gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance and discharge, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

     Under current United States federal income tax law, legal defeasance and discharge would likely be treated as a taxable exchange of notes to be defeased for interests in the defeasance trust. As a consequence, a United States holder would recognize gain or loss equal to the difference between the holder's cost or other tax basis for the notes and the value of the holder's interest in the defeasance trust, and thereafter would be required to include in income a share of the income, gain or loss of the defeasance trust. Under current United States federal income tax law, covenant defeasance would not be treated as a taxable exchange of such debt securities.

TAXATION OF NOTES

     See "Certain United States Federal Income Tax Considerations" for a discussion of certain United States federal income tax aspects that may apply to you.

THE TRUSTEE

     JPMorgan Chase Bank is the trustee, security registrar, paying agent and conversion agent under the indenture for the notes. We maintain banking relationships in the ordinary course of business with the trustee and its affiliates. JPMorgan Chase Bank also serves as trustee under the indenture for our 9 3/8% Senior Notes due 2007, 10% Senior Notes due 2009 and Zero Coupon Convertible Senior Debentures Due 2021.

     If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on certain property received for any claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest.

GLOSSARY

     "Adjusted Net Assets" of a subsidiary guarantor at any date means the amount by which the Fair Value of the properties and assets of such subsidiary guarantor exceeds the total amount of liabilities, including contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under its subsidiary guarantee, of such subsidiary guarantor at such date.

     "Average Life" means, as of any date, the quotient obtained by dividing:

          (1) the sum of the products of

               o the number of years from such date to the date of each scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of the applicable debt security or preferred stock, multiplied in each case by

               o    the amount of such principal payment; by

          (2) the sum of all such principal payments.

     "Capital Lease Obligation" means, at any time as to any person with respect to any Property leased by that person as lessee, the amount of the liability with respect to such lease that would be required at such time to be capitalized and accounted for as a capital lease on the balance sheet of such person prepared in accordance with GAAP. For purposes of "-- Limitation on Liens," a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

     "Capital Stock" in any entity means any and all shares, interests, partnership interests, participations or other equivalents in the equity interest (however designated) in such entity and any rights (other than debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such entity.

     "Change in Control" means:

          (1) a determination by us that any person or group (as defined in Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) other than a Parent Holding Company has become the direct or indirect beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of our Voting Stock;

          (2) we are merged with or into or consolidated with another entity and, immediately after giving effect to the merger or consolidation, less than 50% of the outstanding voting securities entitled to vote generally in the election of directors or persons who serve similar functions of the surviving or resulting entity are then beneficially owned (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934) in the aggregate by:

               o our stockholders immediately prior to such merger or consolidation;

               o if the record date has been set to determine our stockholders entitled to vote on such merger or consolidation, our stockholders as of such record date; or

               o    a Parent Holding Company;

          (3) we, either individually or in conjunction with one or more Subsidiaries, sell, convey, transfer or lease, or the Subsidiaries sell, convey, transfer or lease, all or substantially all of our and our Subsidiaries' assets, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Subsidiaries, to any person or entity (other than a Parent Holding Company or a Wholly Owned Subsidiary of Pride);

          (4) the liquidation or dissolution of our company; or

          (5) the first day on which a majority of the individuals who constitute the Board of Directors are not Continuing Directors.

     The term "common stock" means common stock, par value $.01 per share, of Pride as it exists on the original date of issuance of the notes or any other Capital Stock of Pride into which such common stock shall be reclassified or changed.

     "Consolidated Current Liabilities" of any entity means, as of any date, the total liabilities (including tax and other proper accruals) of such entity and its subsidiaries (other than Non-Recourse Subsidiaries) on a consolidated basis at such date which may properly be classified as current liabilities in accordance with GAAP, after eliminating (1) all intercompany items between such entity and its subsidiaries (other than Non-Recourse Subsidiaries) or between subsidiaries (other than between a subsidiary that is not a Non-Recourse Subsidiary and Non-Recourse Subsidiaries) and (2) all current maturities of long-term Indebtedness.

     "Consolidated Net Tangible Assets" of any person means, as of any date, Consolidated Tangible Assets of such person at such date, after deducting (without duplication of deductions) all Consolidated Current Liabilities of such person at such date.

     "Consolidated Tangible Assets" of any person means, as of any date, the consolidated assets of such person and its subsidiaries (other than Non-Recourse Subsidiaries) at such date, after eliminating intercompany items between such entity and its subsidiaries (other than Non-Recourse Subsidiaries) or between subsidiaries (other than between a subsidiary that is not a Non-Recourse Subsidiary and Non-Recourse Subsidiaries) and after deducting:

          (1) the net book value of all assets that would be classified as intangibles under GAAP (including, without limitation, goodwill, organizational expenses, trademarks, trade names, copyrights, patents, licenses and any rights in any thereof); and

          (2) any prepaid expenses, deferred charges and unamortized debt discount and expense, each such item determined in accordance with GAAP.

     "Continuing Director" means an individual who is a member of the full Board of Directors of Pride and either:

          (1) who was a member of the Board of Directors on the original date of issuance of the notes; or

          (2) whose nomination for election or election to the Board of Directors was approved by vote of at least 66 2/3% of the directors then still in office who were either directors on the original date of issuance of the notes or whose election or nomination for election was previously so approved.

     "Currency Hedge Obligations" means, at any time as to any person, the obligations of such person at such time which were incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or future contract or other similar agreement or arrangement designed to protect against or manage such person's or any of its subsidiaries' exposure to fluctuations in foreign currency exchange rates.

     "Fair Market Value" means the fair market value as determined in good faith by the Board of Directors of Pride.

     "Fair Value" means the price that could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

     "GAAP" means, at any date, United States generally accepted accounting principles, consistently applied, as set forth in the opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be designated by the AICPA, that are applicable to the circumstances as of the date of determination. All calculations made for purposes of determining compliance with the terms of the covenants set forth under "-- Limitation on Sale and Lease-Back Transactions," "-- Limitation on Liens" and "-- Limitation on Non-Guarantor Subsidiaries" will, however, use GAAP in effect at the date of original issuance of the notes.

     "Indebtedness" as applied to any person means, at any time, without duplication:

          (1) any obligation of such person, contingent or otherwise, for borrowed money;

          (2) any obligation of such person evidenced by bonds, debentures, notes or other similar instruments;

          (3) any obligation of such person for all or any part of the purchase price of Property or for the cost of Property constructed or of improvements thereto (including any obligation under or in connection with any letter of credit related thereto), other than accounts payable included in current liabilities incurred in respect of Property and services purchased in the ordinary course of business;

          (4) any obligation of such person upon which interest charges are customarily paid (other than accounts payable incurred in the ordinary course of business);

          (5) any obligation of such person under conditional sale or other title retention agreements relating to purchased Property (other than accounts payable incurred in the ordinary course of business);

          (6) any obligation of such person issued or assumed as the deferred purchase price of Property (other than accounts payable incurred in the ordinary course of business);

          (7) any Capital Lease Obligation;

          (8) any obligation of any other person secured by (or for which the obligee thereof has an existing right, contingent or otherwise, to be secured by) any Lien on Property owned or acquired, whether or not any obligation secured thereby has been assumed, by such person, the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured;

          (9) any obligation of such person in respect of any letter of credit supporting any obligation of any other person;

          (10) the maximum fixed repurchase price of any Redeemable Stock of such person (or if such person is a subsidiary, any preferred stock of such person);

          (11) any Interest Swap Obligation or Currency Hedge Obligation of such person; and

          (12) any obligation that is in economic effect a guarantee, regardless of its characterization (other than an endorsement in the ordinary course of business or any performance guarantee), with respect to any Indebtedness of another person, to the extent guaranteed.

For purposes of this definition, the maximum fixed repurchase price of any Redeemable Stock or subsidiary preferred stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such Redeemable Stock or subsidiary preferred stock as if such Redeemable Stock or subsidiary preferred stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to the indenture; provided, however, that if such Redeemable Stock or subsidiary preferred stock is not then permitted to be repurchased, the repurchase price will be the book value of such Redeemable Stock or subsidiary preferred stock. The amount of Indebtedness of any person at any date will be:

          (1) the outstanding book value at such date of all unconditional obligations as described above; and

          (2) the maximum liability at such date of any contingent obligations as described above.

     "Interest Swap Obligation" means, with respect to any person, the obligation of such person pursuant to any interest rate swap agreement, interest rate cap, collar or floor agreement or other similar agreement or arrangement designed to protect against or manage such person's or any of its subsidiaries' exposure to fluctuations in interest rates.

     "Investment" means, with respect to any person, any investment in another person, whether by means of:

     o    a share purchase;

     o    a capital contribution;

     o    a loan;

     o an advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures or prepayments or deposits in the ordinary course of business) or similar credit extension constituting Indebtedness of such other person; or

     o    any guarantee of Indebtedness of any other person.

The term "Investment" will not, however, include any transaction involving the purchase or other acquisition (including by way of merger) of Property (including Capital Stock) by Pride or any Subsidiary in exchange for Capital Stock (other than Redeemable Stock) of Pride. The amount of any person's Investment will be the original cost of such Investment to such person, plus the cost of all additions thereto paid by such person, minus the amount of any portion of such Investment repaid to such person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or writeups, writedowns or writeoffs with respect to such Investment. In determining the amount of any investment involving a transfer of any Property other than cash, such Property to be valued at its Fair Value at the time of such transfer as determined in good faith by the board of directors (or comparable body) of the person making such transfer.

     "Lien" means:

     o    any mortgage;

     o    pledge;

     o    hypothecation;

     o    charge;

     o    assignment;

     o    deposit arrangement;

     o    encumbrance;

     o    security interest;

     o    lien (statutory or other); or

     o preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever.

The definition of "Lien" includes any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the above.

     "Limited Recourse Indebtedness" means:

          (1) Indebtedness with respect to the two drilling/workover barge rigs owned by Pride's Venezuelan Subsidiary as in effect on the date of original issuance of the notes (the "Venezuelan Barge Financing");

          (2) Indebtedness with respect to the two drillships owned by Andre Maritime Ltd. and Martin Maritime Ltd. as in effect on the date of original issuance of the notes (the "Angola/Africa Drillship Financing"); and

          (3) Indebtedness incurred to finance the purchase, acquisition, renovation or construction of capital assets and related items (including interest added to principal), or refinancing thereof,

               o for which the recourse of the holder of such Indebtedness is effectively limited to such capital assets and related items; or

               o in which the recourse and security are similar to (or more favorable to Pride and its Subsidiaries than) the Venezuelan Barge Financing or the Angola/Africa Drillship Financing.

     "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of a Non-Recourse Subsidiary as to which:

          (1) neither Pride nor any Subsidiary provides credit support constituting Indebtedness of Pride or any Subsidiary or is otherwise directly or indirectly liable (other than as permitted to be incurred under the definition of Non-Recourse Subsidiary); and

          (2) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against a Non-Recourse Subsidiary) would permit (upon notice or lapse of time or both) any holder of any other Indebtedness of Pride or its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "Non-Recourse Subsidiary" means:

     o any subsidiary of Pride that at the time of determination will be designated a Non-Recourse Subsidiary by the Board of Directors of Pride as provided below; and

     o    any subsidiary of a Non-Recourse Subsidiary.

The Board of Directors of Pride may designate any subsidiary of Pride as a Non-Recourse Subsidiary so long as:

          (1) neither Pride nor any Subsidiary is directly or indirectly liable pursuant to the terms of any Indebtedness of such subsidiary or has made an Investment in such subsidiary, subject to the proviso described below;

          (2) no default with respect to any Indebtedness of such subsidiary would permit (upon notice or lapse of time or otherwise) any holder of any other Indebtedness of Pride or any Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

          (3) such designation does not result in the creation or imposition of any Lien on any Property of Pride or any Subsidiary (other than any Permitted Lien or any Lien the creation or imposition of which is in compliance with the "Limitation on Liens" covenant).

With respect to clause (1), however, Pride or a Subsidiary may be liable for Indebtedness of, and may have an Investment in, a Non-Recourse Subsidiary if:

     o at the time of incurrence, such liability or Investment, together with all other liabilities and Investments within clause (1) outstanding at such time, does not exceed 5% of our Consolidated Net Tangible Assets; or

     o at the time of designation of such subsidiary as a Non-Recourse Subsidiary, such liability or Investment, together with all other liabilities and Investments within clause (1) outstanding at such time, does not exceed 5% of our Consolidated Net Tangible Assets (calculated as if such subsidiary were a Non-Recourse Subsidiary).

The Board of Directors of Pride may designate any Non-Recourse Subsidiary as a Subsidiary if, immediately after giving effect to such designation, no Event of Default or event that, after notice or the passage of time or both, would be an Event of Default has occurred and is continuing and, if any Property of Pride or any of its Subsidiaries would upon such designation become subject to any Lien (other than a Permitted Lien), the creation or imposition of such Lien is in compliance with the "Limitation on Liens" covenant.

     "Parent Holding Company" means (a) from and after the time the common stock is not listed on a United States or foreign national or regional securities exchange or traded through the National Association of Securities Dealers Automated Quotation System or similar system or another entity succeeds to and is substituted for Pride under the indenture, an entity which, immediately after such time, had substantially the same stockholders, directly or indirectly, as Pride immediately prior to such time with holdings in substantially the same proportion as such stockholders' holdings in Pride immediately prior to such time, (b) from and after the sale, conveyance, assignment, transfer, lease or other disposition of all or substantially all of our and our Subsidiaries' assets, Pride and (c) each Wholly Owned Subsidiary of another Parent Holding Company.

     "Permitted Liens" means:

          (1) Liens in existence on the original date of issuance of the notes;

          (2) Liens created for the benefit of the notes;

          (3) Liens on Property of a person existing at the time such person is merged or consolidated with or into, or otherwise acquired by, Pride or a Subsidiary (and not incurred as a result of, or in anticipation of, such transaction), if such Liens relate solely to such Property and the proceeds thereof and accessories and upgrades thereto;

          (4) Liens on Property existing at the time of the acquisition thereof (and not incurred as a result of, or in anticipation of, such transaction), if such Liens relate solely to such Property and the proceeds thereof and accessories and upgrades thereto;

          (5) Liens incurred or pledges and deposits made in connection with worker's compensation, unemployment insurance and other social security benefits, statutory obligations, bid, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

          (6) Liens imposed by law or arising by operation of law and incurred in the ordinary course of business;

          (7) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of property and defects, irregularities and deficiencies in title to property that do not, individually or in the aggregate, materially affect the ability of Pride and its Subsidiaries, taken as a whole, to conduct the business presently conducted;

          (8) Liens for taxes or assessments or other governmental charges or levies not yet due and payable, or the validity of which is being contested by Pride or a Subsidiary in good faith appropriate proceedings upon stay of execution or the enforcement thereof and for which adequate reserves in accordance with GAAP or other appropriate provision has been made;

          (9) Liens to secure Indebtedness incurred for the purpose of financing all or a part of the purchase price or construction cost of Property (including the cost of upgrading or refurbishing rigs or drillships) acquired or constructed after the original date of issuance of the notes, if:

               o the principal amount of Indebtedness secured by such Liens does not exceed 100% of the lesser of cost or Fair Market Value of the Property so acquired, upgraded or constructed plus transaction costs related thereto;

               o such Liens do not encumber any other Property of Pride or any Subsidiary (other than the proceeds thereof and improvements, accessions and upgrades thereto); and

               o such Liens attach to such Property within 180 days of the later of commencement of commercial operations of such Property and completion of the construction, acquisition, upgrade or improvement of such Property;

          (10) Liens securing Capital Lease Obligations and other obligations, if such Liens secure Capital Lease Obligations and other obligations that do not exceed 10% of Pride's Consolidated Net Tangible Assets when combined with:

               o the outstanding secured Indebtedness of Pride and its Subsidiaries (other than Indebtedness secured by Liens described under clauses (2) and (9) of this definition); and

               o the aggregate amount of all other Capital Lease Obligations and other obligations of Pride and Subsidiaries;

          (11) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses (1), (2), (3), (4) and (9) if such Liens do not extend to any other Property of Pride or any Subsidiary (other than the proceeds thereof and accessions and upgrades thereto) and the principal amount of the Indebtedness secured by such Liens is not increased;

          (12) any charter or lease of drilling rigs in the ordinary course of business;

          (13) leases or subleases of property to other persons in the ordinary course of business;

          (14) Liens securing Non-Recourse Indebtedness;

          (15) Liens securing Indebtedness (and any guarantee or pledge) under one or more credit facilities, in an aggregate principal amount at any one time outstanding not to exceed the greater of:

               o    $100 million; and

               o an amount equal to 10% of our Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness (plus interest and fees under such facilities);

          (16) judgment liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been only initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

          (17) rights of set-off of banks and other persons;

          (18) other deposits made in the ordinary course of business to secure liability to insurance carriers under insurance or self-insurance arrangements;

          (19) Liens securing reimbursement obligations under letters of credit entered into in the ordinary course of business if such Liens cover only the title documents and related goods (and any proceeds thereof) covered by the related letter of credit;

          (20) Liens or equitable encumbrances deemed to exist by reason of fraudulent conveyance or transfer laws or negative pledge or similar agreements to refrain from permitting Liens; and

          (21) Liens securing up to $500 million of other Indebtedness.

     "Permitted Subsidiary Indebtedness" means any of the following Indebtedness of a Subsidiary, other than guarantees of our Indebtedness (provided that a pledge of assets to secure Indebtedness for which the pledgor is not otherwise liable will not be considered a guarantee):

          (1) Indebtedness or preferred stock issued to and held by us or any of our Wholly Owned Subsidiaries, so long as any transfer of such Indebtedness or preferred stock to a person other than us or any of our Wholly Owned Subsidiaries will be deemed to constitute the issuance of such Indebtedness or preferred stock by the issuer;

          (2) Indebtedness or preferred stock of a Subsidiary that existed at the time such person became our Subsidiary (other than Indebtedness or preferred stock issued in connection with or in anticipation of that person becoming our Subsidiary);

          (3) Indebtedness or preferred stock outstanding on the original date of issuance of the notes;

          (4) Indebtedness (and any guarantee or pledge) under one or more credit facilities, in an aggregate principal amount at any one time outstanding not to exceed $250 million plus the greater of:

               o    $100 million; and

               o an amount equal to 10% of our Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness (plus interest and fees under such facilities);

          (5) Indebtedness under Interest Swap Obligations if:

               o such Interest Swap Obligations are related to payment obligations on Indebtedness; and

               o the notional principal amount of such Interest Swap Obligations does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligations relate;

          (6) Indebtedness under Currency Hedge Obligations if:

               o such Currency Hedge Obligations are related to payment obligations on Indebtedness or to the foreign currency cash flows reasonably expected to be generated by Pride and the Subsidiaries; and

               o the notional principal amount of such Currency Hedge Obligations does not exceed the principal amount of the Indebtedness and the amount of the foreign currency cash flows to which such Currency Hedge Obligations relate;

          (7) Indebtedness for bid performance bonds, surety bonds, appeal bonds and letters of credit or similar arrangements issued for the account of Pride or any Subsidiary, in each case in the ordinary course of business;

          (8) Permitted Subsidiary Refinancing Indebtedness;

          (9) preferred stock issued in exchange for, or the proceeds of which are used to refinance, repurchase or redeem, Indebtedness or preferred stock described in clauses (2) and (3) of this definition (the "Retired Indebtedness or Stock"), if the preferred stock so issued has:

               o a liquidation value not in excess of the principal amount or liquidation value of the Retired Indebtedness or Stock plus related expenses for redemption and issuance; and

               o a redemption date later than the stated maturity or redemption date (if any) of the Retired Indebtedness or Stock;

          (10) Indebtedness of a Subsidiary that represents the assumption by that Subsidiary of Indebtedness of another Subsidiary (other than Non-Recourse Indebtedness) in connection with a merger of those Subsidiaries, if no Subsidiary or any successor existing on the original date of issuance of the notes assumes or otherwise becomes responsible for any Indebtedness of an entity that is not a Subsidiary on the original date of issuance of the notes, except to the extent that a Subsidiary would be permitted to incur such Indebtedness under this definition;

          (11) Indebtedness to finance the construction and operation of the drillships Pride Africa and Pride Angola pursuant to the credit agreements among Pride, certain of its Subsidiaries, and lenders thereunder, as in effect on the original date of issuance of the notes, and any refinancings or replacements thereof; and

          (12) Indebtedness or preferred stock of any Subsidiary, which when taken together with all other Indebtedness and preferred stock of the Subsidiaries (except Indebtedness or preferred stock incurred pursuant to clauses (1), (2), (4), (5), (6), (7) and (11) of this definition and clauses (8) and (9) of this definition to the extent relating to Indebtedness incurred pursuant to clauses (1), (2), (4), (5), (6) and (7) of this definition), does not exceed at any one time outstanding the greater of:

               o    $100 million; and

               o 15% of our Consolidated Net Tangible Assets determined as of the date of incurrence of such Indebtedness.

     "Permitted Subsidiary Refinancing Indebtedness" means Indebtedness of any Subsidiary incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase, outstanding Indebtedness of such Subsidiary or any other Subsidiary (provided that, if any Subsidiary that is an obligor on the Indebtedness being renewed, extended, refinanced, refunded or repurchased (the "Existing Indebtedness") is a subsidiary guarantor, each Subsidiary that is an obligor on such Permitted Refinancing Subsidiary Indebtedness, if not an obligor on the Existing Indebtedness, must become a subsidiary guarantor), which outstanding Indebtedness was incurred in accordance with or is otherwise permitted by the terms of the Indenture, if:

          (1) if the Indebtedness being renewed, extended, refinanced, refunded or repurchased is equal or subordinated in right of payment to the subsidiary guarantees of the notes, then such new Indebtedness is equal or subordinated, as the case may be, in right of payment (without regard to its being secured) to the subsidiary guarantees of the notes at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased;

          (2) such new Indebtedness is scheduled to mature later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased;

          (3) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased; and

          (4) such new Indebtedness is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses and any premium incurred by Pride or such Subsidiary in connection therewith.

     "Property" means, with respect to any person, any interest of such person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

     "Redeemable Stock" means, with respect to any person, any equity security that by its terms or otherwise is required to be redeemed, or is redeemable at the option of the holder thereof, at any time prior to one year following the stated maturity of the notes or is exchangeable into Indebtedness of such person or any of its subsidiaries.

     "Sale and Lease-Back Transaction" means, with respect to any person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such person or a subsidiary of such person and is thereafter leased back from the purchaser or transferee thereof by such person or one of its subsidiaries.

     "Sale Price" means, on any Trading Day, the closing per share sale price for the common stock (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on that Trading Day as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System.

     "Subordinated Indebtedness" means any Indebtedness of Pride or any subsidiary guarantor that is subordinated in right of payment to the notes or the subsidiary guarantees of the notes, as the case may be, pursuant to a written agreement to that effect and does not mature prior to one year following the stated maturity of the notes.

     The term "subsidiary" means, with respect to any person:

          (1) any corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such person, or by one or more other subsidiaries of such person, or by such person and one or more other subsidiaries of such person;

          (2) any general partnership, joint venture or similar entity more than 50% of the outstanding partnership or similar interests of which is owned, directly or indirectly, by such person, or by one or more other subsidiaries of such person, or by such person and one or more other subsidiaries of such person; and

          (3) any limited partnership of which such person or any subsidiary of such person is a general partner.

     The term "Subsidiary" means a subsidiary of Pride other than a Non-Recourse Subsidiary.

     "Trading Day" means each day on which the securities exchange or quotation system used to determine the Sale Price is open for trading or quotation.

     "Voting Stock" means, with respect to any person, securities of any class or classes of Capital Stock or other interests (including partnership interests) in such person entitling the holders thereof (whether at all times or at the times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the board of directors or comparable body of such person.

     "Wholly Owned Subsidiary" means, with respect to a person, any subsidiary of that person to the extent:

          (1) all of the Voting Stock or other ownership interests in such subsidiary, other than any director's qualifying shares mandated by applicable law, is owned directly or indirectly by such person; or

          (2) such subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such subsidiary to transact business in such foreign jurisdiction, if such person:

               o directly or indirectly owns the remaining Capital Stock or ownership interest in such subsidiary; and

               o by contract or otherwise, controls the management and business of such subsidiary and derives the economic benefits of ownership of such subsidiary to substantially the same extent as if such subsidiary were a wholly owned subsidiary.

BOOK-ENTRY, DELIVERY AND FORM

     We originally issued the notes in the form of global notes. The global notes have been deposited with, or on behalf of, the DTC and registered in the name of its nominee. The notes sold under this prospectus will be represented by a new unrestricted global security. Notes in definitive certificated form will be issued only in limited circumstances described below.

     Investors may hold their interests in a global note directly through DTC if they are DTC participants or indirectly through organizations that are DTC participants. Investors who purchased notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in a global note through Clearstream Banking, Societe Anonyme, Luxembourg ("Clearstream"), or Euroclear Bank S.A./N.V. (the "Euroclear Operator"), as operator of the Euroclear System ("Euroclear"), either directly if they are participants in these systems, or indirectly through organizations that are participants in these systems. Clearstream and Euroclear will hold interests in a global note on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective U.S. depositaries, which in turn will hold the interests in a global note in customers' securities accounts in the U.S. depositaries' names on the books of DTC. Citibank, N.A., is acting initially as the U.S. depositary for Clearstream, and JPMorgan Chase Bank is acting initially as the U.S. depositary for Euroclear.

     Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised us that DTC is:

     o    a limited-purpose trust company organized under the New York Banking
          Law;

     o    a "banking organization" within the meaning of the New York Banking
          Law;

     o    a member of the Federal Reserve System;

     o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     o a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

     Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     The Euroclear Operator has advised us that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking Commission.

     We have provided the following descriptions of the operations and procedures of DTC, Clearstream and Euroclear solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. Neither Pride nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

     We expect that pursuant to the procedures established by DTC, ownership of beneficial interests in a global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the global note other than participants). Ownership of beneficial interests in a global note is limited to participants or persons that may hold interests through participants.

     The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered holder and owner of a global note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in a global note will not be entitled to receive definitive notes and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream Banking.

     Neither Pride nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

     We will make payments of the principal of, and interest on, the notes represented by a global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for:

     o any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global note;

     o maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

     o    any other aspect of the relationship between DTC and its participants;
          or

     o the relationship between the participants and indirect participants and the owners of beneficial interests in a global note.

     Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and

Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

     Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

     Unless and until it is exchanged in whole or in part for definitive notes, a global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. Participants in Euroclear and Clearstream Banking will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream Banking, as applicable. If a holder requires physical delivery of a definitive note for any reason, including to sell notes to persons in jurisdictions which require physical delivery or to pledge notes, the holder must transfer its interest in a global note in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

     Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream Banking participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.

     Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in a global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Banking, as the case may be) immediately following the DTC settlement date, and the credit of any transactions interests in a global note settled during the processing day will be reported to the relevant Euroclear or Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in a global note by or through a Euroclear or Clearstream Banking participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day following settlement in DTC.

     We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in a global note are credited and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given direction. Although we expect that DTC, Euroclear and Clearstream Banking will agree to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of DTC, Euroclear, and Clearstream Banking, DTC, Euroclear and Clearstream Banking are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     Notes represented by certificates in definitive form registered in the names of their beneficial owners or their nominees will be transferred to all beneficial owners in exchange for their beneficial interests in a global note if either:

     o DTC or any successor depositary notifies us that it is unwilling or unable to continue as depositary for such global note and a successor depositary is not appointed by us within 90 days of such notice;

     o an Event of Default has occurred and is continuing with respect to the notes and the security registrar has received a request from the depositary to issue certificated notes in lieu of all or a portion of the global note (in which case we will deliver certificated notes within 30 days of such request); or

     o    we determine not to have the notes represented by a global note.

     Neither we nor the trustee will be liable for any delay by the related depositary or its nominee in identifying the beneficial owners of the related notes, and each such person may conclusively rely on, and will be protected in relying on, instructions from such depositary or nominee for all purposes (including with respect to the registration and delivery, and the respective principal amounts at maturity, of the notes to be issued).

GOVERNING LAW


     The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws that would apply to the laws of a different jurisdiction.


REGISTRATION RIGHTS

     We have entered into a registration rights agreement with the initial purchaser of the notes for the benefit of the holders of the notes and the common stock issuable on conversion of the notes. Under this agreement, we agreed, at our cost:

     o on or prior to the 90th day after the first date of original issuance of the notes, to file a shelf registration statement with the SEC covering resales of the notes and the common stock issuable on conversion of the notes;

     o to use reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than 180 days after the first date of original issuance of the notes; and

     o to use reasonable best efforts to keep the shelf registration statement effective after its effective date for as long as required to permit sales under Rule 144(k) under the Securities Act or any successor rule or regulation.

We have filed the registration statement of which this prospectus is a part to satisfy our obligations under the registration rights agreement.

     We have the right to suspend use of the shelf registration statement for any reason for up to 30 consecutive days in any 90-day period, for a total of not more than 60 days in any calendar year. If we fail to use all reasonable efforts and the shelf registration statement is not declared effective on or prior to the 180th day after original issuance of the notes, or after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages, until such failure is cured, to all holders of notes and all holders of common stock issued on conversion of the notes equal to 0.5% of the aggregate principal amount of notes per annum for the first 90 days following such failure, increasing by 0.5% per annum at the beginning of each subsequent 90-day period. Liquidated damages will not, however, exceed 1.0% per annum at any time. If a holder has converted notes into shares of common stock, the holder will be entitled to receive equivalent amounts based on the shares held.

     A holder who elects to sell any securities pursuant to the shelf registration statement:

     o    will be required to be named as a selling securityholder;

     o    will be required to deliver a prospectus to purchasers;

     o will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

     o will be bound by the provisions of the registration rights agreement, which are applicable, including indemnification obligations.

     We refer to the notes and the common stock issuable on conversion of the notes as registrable securities. To be named as a selling security holder in the shelf registration statement when it first becomes effective, holders must complete and deliver a questionnaire, the form of which can be obtained from Pride upon request, before the effectiveness of the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as may be reasonably requested by us, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement or supplement to the related prospectus to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in this prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our common stock, preferred stock, certificate of incorporation and bylaws is a summary only and is subject to the complete text of our certificate of incorporation and bylaws and the rights agreement we have entered into with American Stock Transfer & Trust Company, as rights agent, which we have filed as exhibits to the registration statement of which this prospectus is a part.

     Our authorized capital stock consists of 400,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK

     The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election.

     Our common stock carries no preemptive or other subscription rights to purchase shares of our stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of our common stock will be entitled to dividends in the amounts and at the times declared by our board of directors out of funds legally available for the payment of dividends.

     If we are liquidated, dissolved or wound up, the holders of our common stock will share pro rata in our assets after satisfaction of all of our liabilities and the prior rights of any outstanding class of our preferred stock.

PREFERRED STOCK

     Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

     o    dividend rights;

     o    voting powers;

     o    preemptive rights;

     o    conversion rights;

     o    redemption rights; and

     o    liquidation preferences.

     The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of our common stock. It also could affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

     For purposes of the rights plan described below, our board of directors has designated 4,000,000 shares of preferred stock to constitute the Series A Junior Participating Preferred Stock. For a description of the rights plan, please read "-- Stockholder Rights Plan."

ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Our certificate of incorporation and bylaws contain provisions that could delay or make more difficult the acquisition of control of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

     AUTHORIZED BUT UNISSUED STOCK

     We have 400,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock. One of the consequences of our authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of us. If, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

     o diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

     o creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

     o effecting an acquisition that might complicate or preclude the takeover.

     In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

     o    vote separately as a class on any proposed merger or consolidation;

     o cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

     o elect directors having terms of office or voting rights greater than those of other directors;

     o convert preferred stock into a greater number of shares of our common stock or other securities;

     o demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

     o    exercise other rights designed to impede a takeover.

     STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS OF STOCKHOLDERS

     Our certificate of incorporation provides that no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be taken by written consent of stockholders in lieu of a meeting, and that special meetings of stockholders may be called only by the board of directors, the chairman of the board or the president. These provisions of the certificate of incorporation may only be amended or repealed by a vote of 80% of the voting power of our outstanding common stock.

     AMENDMENT OF THE BYLAWS

     Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board of directors the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may also adopt, amend or repeal our bylaws by a vote of a majority of the voting power of our outstanding voting stock.

     REMOVAL OF DIRECTORS

     Directors may be removed with or without cause by a vote of a majority of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office or by the stockholders, and a director elected to fill a vacancy serves until the next annual meeting of stockholders.

     ADVANCE NOTICE PROCEDURE FOR DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS

     Our bylaws provide the manner in which stockholders may give notice of business to be brought before an annual meeting. In order for an item to be properly brought before the meeting by a stockholder, the stockholder must be a holder of record at the time of the giving of notice and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to, or mailed and received at, our principal office not less than 120 days prior to the scheduled annual meeting date (regardless of any postponements of the annual meeting to a later date). If the month and day of the scheduled annual meeting date differs by more than 30 days from the month and day of the previous year's annual meeting, and if we give less than 100 days' prior notice or public disclosure of the scheduled annual meeting date, then notice of an item to be brought before the annual meeting may be timely if it is delivered or received not later than the close of business on the 10th day following the earlier of notice to the stockholders or public disclosure of the scheduled annual meeting date.

     The notice must set forth, as to each item to be brought before the annual meeting, a description of the proposal and the reasons for conducting such business at the annual meeting, the name and address, as they appear on our books, of the stockholder proposing the item and any other stockholders known by the stockholder to be in favor of the proposal, the number of shares of each class or series of capital stock beneficially owned by the stockholder as of the date of the notice, and any material interest of the stockholder in the proposal.

     These procedures may limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

STOCKHOLDER RIGHTS PLAN

     We have adopted a preferred share purchase rights plan. Under the plan, each share of our common stock will include one right to purchase preferred stock. The rights will separate from the common stock and become exercisable (1) ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person's acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an "acquiring person" under the plan.

     Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten-day periods referred to above. The plan also confers on our board the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

     After the rights are separately distributed, each right will entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock for a purchase price of $50. The rights will expire at the close of business on September 30, 2011, unless we redeem or exchange them earlier as described below.

     If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of the common stock. This occurrence is referred to as a "flip-in event" under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors has the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board makes this determination, the purchase of shares under the offer will not be a flip-in event.

     If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a "flip-over event" under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

     Until ten days after the announcement that a person has become an acquiring person, our board of directors may decide to redeem the rights at a price of $.01 per right, payable in cash, shares of our common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

     At any time after a flip-in event and prior to either a person's becoming the beneficial owner of 50% or more of the shares of our common stock or a flip-over event, our board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

     Other than provisions relating to the redemption price of the rights, the rights agreement may be amended by our board of directors at any time that the rights are redeemable. Thereafter, the provisions of the rights agreement other than the redemption price may be amended by the board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

     The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

     o    for any breach of the duty of loyalty to us or our stockholders;

     o for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     o for unlawful payment of a dividend or unlawful stock purchases or redemptions; and

     o for any transaction from which the director derived an improper personal benefit.

     As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

DELAWARE ANTI-TAKEOVER LAW

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions.
Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a corporation's voting stock, or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years after becoming an interested stockholder unless:

     o the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

     o upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered; or

     o following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

                            SELLING SECURITY HOLDERS

     We originally issued the notes in transactions exempt from or not subject to registration under the Securities Act. The notes and the common stock issuable upon conversion of the notes that may be offered under this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees, donees and successors. Only those notes and shares of common stock issuable upon conversion of the notes listed below may be offered for resale by the selling holders pursuant to this prospectus.

     The following table sets forth recent information about the principal amount of notes beneficially owned by each selling securityholder and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time pursuant to this prospectus.

     The number of shares of common stock shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 60.5694 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under "Description of Notes - Conversion Rights." Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.


                                                     PRINCIPAL AMOUNT
                                                         OF NOTES                       NUMBER OF SHARES
                                                    BENEFICIALLY OWNED   PERCENTAGE OF   OF COMMON STOCK    PERCENTAGE OF
                                                         THAT MAY           NOTES             THAT           COMMON STOCK
NAME                                                      BE SOLD         OUTSTANDING      MAY BE SOLD     OUTSTANDING (1)
----                                               -------------------   -------------  ----------------   ---------------

Akela Capital Master Fund, Ltd. .......................  $ 1,000,000            *               60,569            *
Arkansas Teachers Retirement System ...................    3,835,000          1.3%             232,283            *
Baptist Health of South Florida .......................      590,000            *               35,735            *
Chrysler Corporation Master Retirement Trust ..........    3,445,000          1.1%             208,661            *
Delta Air Lines Master Trust (c/o Oaktree
  Capital Management, LLC) ............................      900,000            *               54,512            *
Delta Pilots D&S Trust (c/o Oaktree Capital
  Management, LLC) ....................................      440,000            *               26,650            *
Deutsche Bank Securities Inc. .........................   25,788,000          8.6%           1,561,963          1.0%
Engineers Joint Pension Fund ..........................      365,000            *               22,107            *
Grace Brothers Management, L.L.C. .....................    4,000,000          1.3%             242,277            *
Granville Capital Corporation (2) .....................   12,500,000          4.2%             757,117            *
HBK Master Fund L.P. ..................................    8,500,000          2.8%             514,839            *
Highbridge Capital ....................................    8,100,000          2.7%             490,612            *
Innovest Finanzdienstleistungs AG .....................      625,000            *               37,855            *
Lumbermans Mutual Casualty ............................      505,000            *               30,587            *
Microsoft Corporation .................................    1,145,000            *               69,351            *
Motion Pictures Industry ..............................      600,000            *               36,341            *
Motion Picture Industry Health Plan - Active
  Member Fund .........................................      205,000            *               12,416            *
Motion Picture Industry Health Plan - Retiree
  Member Fund .........................................      130,000            *                7,874            *
Nicholas Applegate Convertible Fund ...................    1,760,000            *              106,602            *

                                                          PRINCIPAL AMOUNT
                                                              OF NOTES                       NUMBER OF SHARES
                                                         BENEFICIALLY OWNED   PERCENTAGE OF   OF COMMON STOCK    PERCENTAGE OF
                                                              THAT MAY           NOTES             THAT           COMMON STOCK
NAME                                                           BE SOLD         OUTSTANDING      MAY BE SOLD     OUTSTANDING (1)
----                                                    -------------------   -------------  ----------------   ---------------
Nomura Securities International Inc. (3) ..............     3,000,000           1.0%              181,708               *
OCM Convertible Trust .................................     1,920,000             *               116,293               *
Partner Reinsurance Company Ltd. ......................       555,000             *                33,616               *
Physicians Life .......................................       200,000             *                12,113               *
Putnam Convertible Income -
    Growth Trust ......................................     4,800,000           1.6%              290,733               *
Putnam Convertible Opportunities
    and Income Trust ..................................       180,000             *                10,902               *
Qwest Occupational Health Trust .......................       250,000             *                15,142               *
S.A.C. Capital Associates, LLC (4) ....................    10,500,000           3.5%              635,978               *
San Diego City Retirement .............................     1,200,000             *                72,683               *
San Diego County Convertible ..........................     1,805,000             *               109,327               *
Screen Actors Guild Pension Convertible ...............       555,000             *                33,616               *
State Employee's Retirement Fund of the State
    of Delaware .......................................     1,295,000             *                78,437               *
State of Connecticut Combined Investment
    Funds .............................................     2,695,000             *               163,234               *
UBS O'Connor LLC for the benefit of UBS
    Global Equity Arbitrage Master Limited ............     8,000,000           2.7%              484,555               *
Vanguard Convertible Securities Fund, Inc. ............     4,020,000           1.3%              243,488               *
Wachovia Securities, Inc. .............................    26,829,000           8.9%            1,625,016             1.1%
Wachovia Securities International Ltd. ................    10,000,000           3.3%              605,694               *
Wake Forest University ................................       584,000             *                35,372               *
Writers Guild - Industry Health Fund ..................       330,000             *                19,987               *
Wyoming State Treasurer ...............................     1,070,000             *                64,809               *
Zola Partners, LP .....................................     1,000,000             *                60,569               *
Zurich Institutional Benchmark Master Fund
    Limited ...........................................       250,000             *                15,142               *
All other holders of notes or future
    transferees, pledgees, donees
    or successors of any such holder (5) ..............   144,529,000          48.2%            8,754,034             5.8%


----------
*    Less than 1%


(1) Calculated using 151,391,296 shares of common stock outstanding as of August 8, 2002. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the notes.

(2) Granville Capital Corporation also beneficially owns $5,000,000 of our Zero Coupon Convertible Subordinated Debentures Due 2018.

(3) Nomura Securities International Inc. also beneficially owns 2,000 shares of common stock.

(4) S.A.C. Capital Associates, LLC also beneficially owns 241,700 shares of common stock.

(5) Information concerning other selling securityholders of notes or common stock issuable upon conversion of the notes will be set forth in prospectus supplements from time to time, if required.


     The preceding table has been prepared based upon the information furnished to us by the selling securityholders. The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their notes since the date on which the information in the preceding table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the notes or common stock issuable upon conversion of the notes that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes or common stock pursuant to the offering contemplated by this prospectus. See "Plan of Distribution."


     To our knowledge, other than their ownership of the securities described above, none of the selling holders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, except that an affiliate of Deutsche Bank Securities Inc. acted as the initial purchaser of the notes and acts as an adviser to us from time to time with respect to other matters.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain U.S. federal income tax considerations (and, in the case of non-U.S. holders, as defined below, U.S. federal estate tax considerations) relating to the purchase, ownership and disposition of the notes and common stock into which the notes may be converted. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretations, possibly with retroactive effect. Except as specifically discussed below with regard to non-U.S. holders, this summary applies only to beneficial owners that will hold notes and common stock into which notes may be converted as "capital assets," within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and who, for U.S. federal income tax purposes, are (i) individual citizens or residents of the United States, (ii) corporations (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (iv) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or any trust that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person ("U.S. holders"). In the case of a holder of notes or common stock which is a partnership, the tax consequences will generally affect the partner rather than the partnership, but special considerations not here set forth may apply. Persons other than U.S. holders ("non-U.S. holders") are subject to special U.S. federal income tax considerations, some of which are discussed below.

     This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, regulated investment companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities, commodities or currencies, holders whose "functional currency" is not the U.S. dollar, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, persons deemed to sell notes or common stock under the constructive sale provisions of the Code, or persons who have ceased to be U.S. citizens or to be taxed as resident aliens. We have not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the U.S. federal estate or gift tax laws (except as set forth below with respect to non-U.S. holders) or the tax laws of any applicable foreign, state, local or other jurisdiction.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL, ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

   TAXATION OF INTEREST

     Interest paid on the notes will be included in the income of a U.S. holder as ordinary income at the time it is received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes.

   SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Except as set forth below under "Market Discount," upon the sale, exchange (other than a conversion) or redemption of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) such holder's adjusted tax basis in the note. A

U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to such holder increased by any market discount previously included in income by the holder and reduced by any amortized premium. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a maximum federal rate of tax of 20% under present law. The deductibility of capital losses is subject to limitations.

   CONVERSION OF THE NOTES

     Except as described below under "Market Discount," and except with respect to (i) accrued but unpaid interest upon conversion, (ii) cash received in lieu of a fractional share and (iii) conversion of a note in lieu of an optional redemption by us, a U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into our common stock, a U.S. holder's tax basis in the common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion should generally include the holding period of the note converted.

     As described under "Description of Notes -- Conversion Rights," accrued but unpaid interest will not be cancelled, extinguished, or forfeited, but will instead be treated as paid in full through delivery of our common stock. As a result, subject to the discussion set forth below under "Amortizable Premium", any portion of the stock attributable to accrued but unpaid interest not previously included in income by a U.S. holder will generally produce ordinary income equal to the amount of such accrued but unpaid interest. The U.S. holder's adjusted tax basis in any stock received as payment for accrued but unpaid interest will generally be equal to its fair market value. The holding period of such stock will begin on the day following the conversion date.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

     If we exercise our right to call the notes for redemption before March 4, 2005, and if a holder converts a note in lieu of redemption, the holder will receive, in addition to our common stock, a cash payment in the amount specified in "Description of Notes -- Optional Redemption of Notes." While the treatment of this payment is not entirely clear, we intend to take the position that a portion of this payment will be attributable to accrued and unpaid interest and will therefore be taxable to the holder as ordinary income (if the holder has not previously included such interest in income and to the extent the amount of interest is not offset as described below under "Amortizable Premium") and that the conversion will also be a taxable transaction to the holder to the extent of the remainder of the cash payment. Assuming that this treatment prevails, if a holder receives a cash payment in addition to our common stock on conversion of a note, in general, and apart from any amount received for a fractional share interest, the holder should have gain in an amount equal to the lesser of (i) the cash payment (reduced by the portion of the payment which is attributable to accrued and unpaid interest, which will be taxed as described above) or (ii) the excess of the fair market value of the common stock and cash payment (less the amount attributable to accrued and unpaid interest) received in the conversion over the holder's adjusted tax basis in the note at the time of the conversion. No loss will be recognized on the conversion. The holder's tax basis in the common stock received should be the same as the holder's basis in the note, increased by the amount of gain, if any, which is recognized, and reduced by the amount of the cash payment (less the amount attributable to accrued and unpaid interest). The holding period of the common stock received on conversion should generally include the holding period of the note converted. Cash received in lieu of a fractional share of common stock will be treated in the manner described above. Under the circumstances just described, no portion of the stock received by the holder upon the conversion of a note in lieu of redemption should be attributed to accrued and unpaid interest, because such interest will have been discharged by a portion of the cash payment to the holder. Since alternative tax treatments are possible, holders should consult their own tax advisors with respect to this matter.

   DISTRIBUTIONS ON COMMON STOCK

     Distributions, if any, made on our common stock after a conversion generally will be included in the income of a U.S. holder as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. holder's basis in the common stock and thereafter in the same manner as gain from the sale of stock. A dividend distribution to a corporate U.S. holder may qualify for a dividends received deduction.

   ADJUSTMENT OF CONVERSION PRICE

     Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. holders of common stock.


   SALE OR EXCHANGE OF COMMON STOCK


     Except as described below under "Market Discount," upon the sale or exchange of common stock a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a maximum federal rate of tax of 20% under present law. A U.S. holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

   MARKET DISCOUNT


     The resale of notes may be affected by the impact on a purchaser of the market discount provisions of the Internal Revenue Code. For this purpose, if a note is purchased, the market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note exceeds the U.S. holder's adjusted tax basis in the note immediately after its acquisition. Subject to a limited exception, these provisions generally require a U.S. holder who purchases a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the lesser of the gain or the accrued market discount on that note at the time of maturity or disposition, unless the U.S. holder elects to include accrued market discount in income over the life of the note. In some cases gain on a disposition of market discount property which would otherwise qualify for nonrecognition, such as a gift, will be includable in income to the extent of accrued market discount. If a U.S. holder holds a note with market discount and receives common stock upon conversion of the note, gain to the extent of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income when the holder disposes of the common stock.

     This election to include market discount in income over the life of the note, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. If an election to use the constant yield method is made, it will apply only to the note with respect to which it is made, and may not be revoked. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income over the life of the note may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until the note is disposed of in a taxable transaction.

   AMORTIZABLE PREMIUM


     A note is purchased at a premium if its adjusted basis, immediately after its purchase by the holder, exceeds the amounts payable (other than qualified stated interest) on the note. A U.S. holder who purchases a note at a premium generally may elect to amortize that premium from the purchase date to the note's maturity date under a constant-yield method, except that, under certain circumstances, amortizable bond premium may be determined by reference to an early call date. Amortizable premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. Amortized premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize premium based upon the constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.


   BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of interest or dividends made by us on, or the proceeds of sale or other disposition of, the notes or our common stock may be subject to information reporting and U.S. federal backup withholding tax at a current rate of 30% if the recipient of those payments fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against the holder's U.S. federal income tax, provided the required information is furnished to the IRS.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

   TAXATION OF INTEREST

     Interest paid by us to non-U.S. holders will not be subject to United States federal income or withholding tax provided the interest qualifies as portfolio interest. Interest on a note will generally qualify as portfolio interest if (i) the beneficial owner of the note does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) the beneficial owner of the note is not a controlled foreign corporation that is related to us through stock ownership,
(iii) the beneficial owner of the note is not a bank that acquired the note as an extension of credit made pursuant to a loan agreement made in the ordinary course of business and (iv) certain certification requirements are satisfied as described below under the heading "Owner Statement Requirement."

     Notwithstanding the above, unless the holder qualifies for an exemption from such tax or a lower tax rate under an applicable treaty, a non-U.S. holder that is engaged in the conduct of a United States trade or business will be subject to (i) United States federal income tax on interest that is effectively connected with the conduct of such trade or business and (ii) if the non-U.S. holder is a corporation, a United States branch profits tax equal to 30% (or lower treaty rate, if applicable) of its "effectively connected earnings and profits" as adjusted for the taxable year.

   CONVERSION OF THE NOTES

     A non-U.S. holder generally will not be subject to U.S. federal withholding tax on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "Sale, Exchange or Other Disposition of the Notes or Common Stock" below. The treatment of a cash payment received by a non-U.S. holder upon conversion in lieu of an optional redemption by us before March 4, 2005 is not entirely clear. We intend to take the position that a portion of this payment will be attributable to accrued and unpaid interest and will therefore be subject to the rules described in

"Taxation of Interest," above, and that the remainder of the payment should be treated by the non-U.S. holder in the same manner as payments described in "Sale, Exchange or Other Disposition of the Notes or Common Stock," below. Any portion of the stock received by a non-U.S. holder which is attributable to accrued but unpaid interest will also be subject to the rules described in "Taxation of Interest" above.


   ADJUSTMENT OF CONVERSION PRICE

     The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S. holders of the notes. See "U.S. Holders -- Adjustment of Conversion Price" above. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock.

   DISTRIBUTIONS ON COMMON STOCK

     Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable) unless the dividend is effectively connected with the conduct of a United States trade or business by the non-U.S. holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, in which case the dividend will be subject to U.S. federal income tax on net income in the manner applied to U.S. persons generally (and with respect to corporate holders under certain circumstances, the branch profits tax). A non-U.S. holder may be required to satisfy certain requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

   SALE, EXCHANGE OR OTHER DISPOSITION OF THE NOTES OR COMMON STOCK

     A non-U.S. holder of a note or common stock will generally not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless (i) such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder, (iii) the non-U.S. holder is subject to Code provisions applicable to certain U.S. expatriates, or (iv) we are a U.S. real property holding corporation under the "FIRPTA" rules adopted in 1980.

     Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future. If we nevertheless did become a U.S. real property holding corporation then, among other circumstances, an exemption would generally apply to a non-U.S. holder who at no time actually or constructively owned (i) more than 5% of the outstanding notes, (ii) notes having a fair market value greater than the fair market value of 5% of our outstanding common stock, or (iii) more than 5% of our outstanding common stock, assuming our common stock is at all times regularly traded on an established securities market, as prescribed by regulations.

   U.S. FEDERAL ESTATE TAX

     A note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) generally will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

   OWNER STATEMENT REQUIREMENT

     In order to claim an exemption from United States federal withholding tax with respect to payments of interest on a note, the beneficial owner of the note or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and that holds a note on behalf of such owner must file a statement with us or our agent representing that the beneficial owner is not a United States person. Under current regulations, this requirement will be satisfied if we or our agent receives a Form W-8 BEN containing:

     o a statement from the beneficial owner certifying under penalty of perjury that such owner is not a United States person and that provides certain information required under the regulations; or

     o a statement from the financial institution holding the note on behalf of the beneficial owner certifying, under penalties of perjury, that it has received the owner's statement, together with a copy of the owner's statement.

     The beneficial owner must inform us or our agent, as applicable, or the financial institution, as applicable, within 30 days of any change in information on the owner's statement.

   BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, we must report annually to the IRS and to each non-U.S. holder
(i) any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty and (ii) any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

     Generally, information reporting and backup withholding of United States federal income tax at a current rate of 30% may apply to payments made by us or any agent of ours to a non-U.S. holder if such holder fails to make the appropriate certification that the holder is a non-U.S. person or if we or our paying agent has actual knowledge or reason to know that the payee is a United States person.

     Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a U.S. broker or of a foreign broker that is a "controlled foreign corporation" within the meaning of the Code, a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the United States, or, in certain cases, a foreign partnership will be subject to information reporting requirements, but not backup withholding, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a non-U.S. holder. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge or reason to know that the payee is a U.S. holder.

     Payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and possible backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge or reason to know that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder of a note or common stock will be allowed as a credit against such holder's U.S. federal income tax, if any, or will be otherwise refundable, provided that the required information is furnished to the IRS in a timely manner.

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the common stock issuable upon conversion of the notes offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock issuable upon conversion of the notes will be the purchase price of the notes or common stock issuable upon conversion of the notes less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchased of notes or common stock to be made directly or through agents.

     The notes and the common stock issuable upon conversion of the notes may be sold from time to time to purchasers:

     o directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successor; or

     o through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the common stock issuable upon conversion of the notes. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock issuable upon conversion of the notes may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. As a result, any profits on the sale of the notes and the common stock issuable upon conversion of the notes by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of the Securities Act and the Securities Exchange Act of 1934. If the notes and the common stock issuable upon conversion of the notes are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The notes and the common stock issuable upon conversion of the notes may be sold in one or more transactions at:

     o    fixed prices;

     o    prevailing market prices at the time of sale;

     o    prices related to such prevailing market prices;

     o    varying prices determined at the time of sale; or

     o    negotiated prices.

     These sales may be effected in transactions:

     o on any national securities exchange or quotation service on which the notes and common stock issuable upon conversion of the notes may be listed or quoted at the time of the sale;

     o    in the over-the-counter market;

     o in transactions otherwise than on such exchanges or services or in the over-the-counter market;

     o through the writing and exercise of options, whether such options are listed on an options exchange or otherwise; or

     o    through the settlement of short sales.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with the sales of the notes and the common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the notes or the common stock issuable upon conversion of the notes in the course of hedging their positions. The selling securityholders may also sell the notes and common stock issuable upon conversion of the notes short and deliver notes and the common stock issuable upon conversion of the notes to close out short positions, or loan or pledge notes or the common stock issuable upon conversion of the notes to broker-dealers that in turn may sell the notes and the common stock issuable upon conversion of the notes.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock issuable upon conversion of the notes by the selling securityholders.

     Our common stock trades on the New York Stock Exchange under the symbol "PDE." We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors - An active trading market for the notes may not develop."

     There can be no assurance that any selling securityholder will sell any or all of the notes or the common stock issuable upon conversion of the notes pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the common stock issuable upon conversion of the notes by other means not described in this prospectus. In addition, any notes or common stock issuable upon conversion of the notes covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the common stock issuable upon conversion of the notes may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock issuable upon conversion of the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

     The selling securityholders and any other person participating in the sale of notes or the common stock issuable upon conversion of the notes will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock issuable upon conversion of the notes by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the common stock issuable upon conversion of the notes to engage in market-making activities with respect to the particular notes and the common stock issuable upon conversion of the notes being distributed. This may affect the marketability of the notes and the common stock issuable upon conversion of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock issuable upon conversion of the notes.

     We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and common stock issuable upon conversion of the notes to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

     Certain legal matters in connection with the notes and the common stock issuable upon conversion of the notes will be passed upon for us by Baker Botts L.L.P., Houston, Texas.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to the annual report on Form 10-K of Pride for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             INDEPENDENT ACCOUNTANTS


         With respect to the unaudited interim consolidated financial information of Pride for the three-month and six-month periods ended June 30, 2002 and 2001 incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated August 12, 2002 incorporated by reference in this prospectus states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement we have filed with the SEC relating to the notes and the common stock issuable upon conversion of the notes. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its Web site.

     We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:

     o our annual report on Form 10-K for the fiscal year ended December 31, 2001;


     o our quarterly reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

     o our current report on Form 8-K filed with the SEC on February 26, 2002 (other than the information furnished pursuant to Item 9 of Form 8-K), as amended by a Form 8-K/A filed with the SEC on February 27, 2002, our current report on Form 8-K filed with the SEC on March 4, 2002, our current report on Form 8-K filed with the SEC on May 31, 2002 and our current report on Form 8-K filed with the SEC on June 26, 2002; and


     o the description of our common stock (including the related preferred share purchase rights) contained in our current report on Form 8-K filed on September 28, 2001, as we may update that description from time to time.

     You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

                  Pride International, Inc.
                  5847 San Felipe, Suite 3300
                  Houston, Texas 77057
                  Attention:     Robert W.  Randall
                                 Vice President - General Counsel and Secretary
                  Telephone:     (713) 789-1400

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses payable by Pride International, Inc., a Delaware corporation ("Pride"), in connection with the offering described in this Registration Statement.

              SEC registration fee.................................          $ 27,600
              Printing expenses....................................            10,000
              Accounting fees and expenses.........................            20,000
              Legal fees and expenses..............................            30,000
              Miscellaneous........................................            12,400
                                                                             --------

                   Total...........................................          $100,000
                                                                             ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law, inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. Pride expects to maintain policies insuring its and its subsidiaries' officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

     Article Seventh of the Certificate of Incorporation of Pride eliminates the personal liability of each director of Pride to Pride and its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision does not eliminate or limit the liability of a director (i) for any breach of such director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Title 8,
Section 174 of the Delaware General Corporation Law, as the same exists or as such provision may hereafter be amended, supplemented or replaced, or (iv) for any transactions from which such director derived an improper personal benefit.

     The Bylaws of Pride provide that Pride will indemnify and hold harmless, to the fullest extent permitted by applicable law in effect as of the date of the adoption of the Bylaws and to such greater extent as applicable law may thereafter permit, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee, agent or fiduciary of (i) Pride, (ii) any predecessor of Pride, (iii) Pride Oil Well Service Company, a Texas corporation ("Pride Oil Well"), (iv) Pride International, Inc., a Louisiana corporation ("Old Pride"), (v) Marine Drilling Companies, Inc., a Texas corporation ("Marine"), (vi) any subsidiary of Pride, Pride Oil Well, Old Pride or Marine or (vii) any other corporation, partnership, limited liability company, association, joint venture, trust, employee benefit plan or other enterprise which the person is or was serving at the request of Pride ("corporate status") against any and all losses, liabilities, costs, claims, damages and expenses actually and reasonably incurred by him or on his behalf by reason of his corporate status.

     The Bylaws further provide that Pride will pay the expenses reasonably incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses will be made only upon receipt of (i) a written undertaking executed by or on behalf of the person to be indemnified to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified by Pride and (ii) satisfactory evidence as to the amount of such expenses.

ITEM 16. EXHIBITS.

    Exhibit No.   Description of Exhibit

         *3.1 Certificate of Incorporation of Pride (incorporated by reference to the Joint Proxy Statement/ Prospectus included in the Registration Statement of Pride International, Inc., a Louisiana corporation ("Old Pride") and Pride on Form S-4, Registration Nos. 333-66644 and 333-66644-01 (the
                  "Registration Statement")).

         *3.2 Bylaws of Pride (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus included in the Registration Statement).

         *4.1 Indenture, dated as of May 1, 1997, between Pride and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee (the "Senior Trustee") (incorporated by reference to Exhibit
                  4.1 to the Quarterly Report of Pride on Form 10-Q for the quarter ended March 31, 1997, File Nos. 0-16961 and 1-13289 (the "Form 10-Q")).

         *4.2 Fourth Supplemental Indenture, dated as of September 10, 2001, between Pride and the Senior Trustee (incorporated by reference to Exhibit 4.4 to the Current Report of Pride on Form 8-K filed with the Commission on September 28, 2001, File No. 1-13289 (the "Form 8-K")).


         +4.3 Fifth Supplemental Indenture, dated as of March 4, 2002, between Pride and the Senior Trustee, with respect to $300,000,000 principal amount of 2 1/2% Convertible Senior Notes Due 2007 (including the form of Note).


         *4.4 Form of Pride Common Stock Certificate (incorporated by reference to Exhibit 4.13 to the Registration Statement).

         *4.5 Rights Agreement dated as of September 13, 2001 between Pride and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.2 to the Form 8-K).

         *4.6 Certificate of Designations of Series A Junior Participating Preferred Stock of Pride (incorporated by reference to Exhibit
                  4.3 to the Form 8-K).


         +4.7 Registration Rights Agreement dated as of March 4, 2002 between Pride and Deutsche Banc Alex. Brown Inc.

         +5.1 Opinion of Baker Botts L.L.P. as to the legality of the securities.


         12.1 Statement of computation of ratio of earnings to fixed charges.

         15.1     Awareness letter of PricewaterhouseCoopers LLP.

         23.1     Consent of PricewaterhouseCoopers LLP.

         23.2     Consent of KPMG LLP.


        +23.3     Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

         +24.1    Powers of Attorney.

         +25.1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of the Trustee on Form T-1.

          99.1 Table presenting Pride's net income and earnings per share, adjusted to exclude goodwill amortization expense, for the twelve months ended December 31, 2001, 2000 and 1999.


----------
*    Incorporated by reference as indicated.


+    Previously filed.


ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 28, 2002.


                                     PRIDE INTERNATIONAL, INC.



                                     By:   /s/     Robert W. Randall
                                         --------------------------------------
                                          Robert W. Randall
                                          Vice President and General Counsel






     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on August 28, 2002.



             /s/     Paul A. Bragg*
---------------------------------------------------
                  Paul A. Bragg                         President, Chief Executive Officer and Director
          (Principal Executive Officer)

             /s/     Earl W. McNiel*
---------------------------------------------------
                 Earl W. McNiel                         Vice President and Chief Financial Officer
          (Principal Financial Officer)

           /s/     Edward G. Brantley*
---------------------------------------------------
               Edward G. Brantley                       Chief Accounting Officer
            (Principal Accounting Officer)

          /s/     Robert L. Barbanell*                  Chairman of the Board and Director
---------------------------------------------------
               Robert L. Barbanell

            /s/     David A.B. Brown*                   Director
---------------------------------------------------
                David A.B. Brown

              /s/     J.C. Burton*                      Director
---------------------------------------------------
                   J.C. Burton

          /s/     Jorge E. Estrada M.*                  Director
---------------------------------------------------
               Jorge E. Estrada M.

          /s/     William E. Macaulay*                  Director
---------------------------------------------------
               William E. Macaulay

            /s/     Ralph D. McBride*                   Director
---------------------------------------------------
                Ralph D. McBride

            /s/     David B. Robson*                    Director
---------------------------------------------------
                 David B. Robson


* By:    /s/     Robert W. Randall
         -----------------------------------
         Robert W. Randall
         Attorney-in-Fact

                                INDEX TO EXHIBITS


        EXHIBIT
        NO.       DESCRIPTION OF EXHIBIT
        -------   ----------------------

         *3.1 Certificate of Incorporation of Pride (incorporated by reference to the Joint Proxy Statement/ Prospectus included in the Registration Statement of Pride International, Inc., a
                  Louisiana corporation ("Old Pride") and Pride on Form S-4,
                  Registration Nos. 333-66644 and 333-66644-01 (the
                  "Registration Statement")).

         *3.2 Bylaws of Pride (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus included in the Registration
                  Statement).

         *4.1     Indenture, dated as of May 1, 1997, between Pride and JPMorgan
                  Chase Bank (formerly The Chase Manhattan Bank), as trustee
                  (the "Senior Trustee") (incorporated by reference to Exhibit
                  4.1 to the Quarterly Report of Pride on Form 10-Q for the quarter ended March 31, 1997, File Nos. 0-16961 and 1-13289
                  (the "Form 10-Q")).

         *4.2 Fourth Supplemental Indenture, dated as of September 10, 2001, between Pride and the Senior Trustee (incorporated by reference to Exhibit 4.4 to the Current Report of Pride on Form 8-K filed with the Commission on September 28, 2001, File
                  No. 1-13289 (the "Form 8-K")).

         +4.3 Fifth Supplemental Indenture, dated as of March 4, 2002, between Pride and the Senior Trustee, with respect to $300,000,000 principal amount of 2 1/2% Convertible Senior
                  Notes Due 2007 (including the form of Note).

         *4.4 Form of Pride Common Stock Certificate (incorporated by reference to Exhibit 4.13 to the Registration Statement).

         *4.5 Rights Agreement dated as of September 13, 2001 between Pride and American Stock Transfer & Trust Company, as Rights Agent
                  (incorporated by reference to Exhibit 4.2 to the Form 8-K).

         *4.6     Certificate of Designations of Series A Junior Participating
                  Preferred Stock of Pride (incorporated by reference to Exhibit
                  4.3 to the Form 8-K).

         +4.7 Registration Rights Agreement dated as of March 4, 2002 between Pride and Deutsche Banc Alex. Brown Inc.

         +5.1 Opinion of Baker Botts L.L.P. as to the legality of the securities.

         12.1 Statement of computation of ratio of earnings to fixed charges.

         15.1     Awareness letter of PricewaterhouseCoopers LLP.

         23.1     Consent of PricewaterhouseCoopers LLP.

         23.2     Consent of KPMG LLP.

        +23.3     Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

        +24.1     Powers of Attorney.

        +25.1     Statement of Eligibility and Qualification under the Trust
                  Indenture Act of 1939 of the Trustee on Form T-1.

         99.1 Table presenting Pride's net income and earnings per share, adjusted to exclude goodwill amortization expense, for the twelve months ended December 31, 2001, 2000 and 1999.


----------
*        Incorporated by reference as indicated.


+        Previously filed.